                                            Registration Statement No. 333-70659
                                                                       811-08223

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4
                      Pre-Effective Amendment No. 1 to the
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                       And
                      Post-Effective Amendment No. 4 to the
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                 THE TRAVELERS FUND BD IV FOR VARIABLE ANNUITIES
                 -----------------------------------------------
                           (Exact name of Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                     --------------------------------------
                               (Name of Depositor)

                  ONE TOWER SQUARE, HARTFORD, CONNECTICUT 06183
              ----------------------------------------------------
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including area code: (860) 277-0111
                                                          ---------------

                                ERNEST J. WRIGHT
                     The Travelers Life and Annuity Company
                                One Tower Square
                           Hartford, Connecticut 06183
                           ---------------------------
                     (Name and Address of Agent for Service)


Approximate Date of Proposed Public Offering:        As soon as practicable following the
                                                     effectiveness of the Registration Statement

It is proposed that this filing will become effective (check appropriate box):

  N/A      immediately upon filing pursuant to paragraph (b) of Rule 485.
------
  N/A      on ___________ pursuant to paragraph (b) of Rule 485.
------
  N/A      60 days after filing pursuant to paragraph (a)(1) of Rule 485.
------
  N/A      on ___________ pursuant to paragraph (a)(1) of Rule 485.
------

If appropriate, check the following box:

_____ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                     PART A

                      Information Required in a Prospectus

                   TRAVELERS VINTAGE XTRA ANNUITY PROSPECTUS:

                            THE TRAVELERS FUND BD IV
                             FOR VARIABLE ANNUITIES

This prospectus describes TRAVELERS VINTAGE XTRA ANNUITY, a flexible premium variable annuity contract (the "Contract") issued by The Travelers Life and Annuity Company (the "Company," "we" or "our"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") as well as those that do not qualify for such treatment ("nonqualified Contracts"). The product may be issued as an individual Contract or as a group Contract. In states where only group Contracts are available, you will be issued a certificate summarizing the provisions of the group Contract. For convenience, we refer to both Contracts and certificates as "Contracts."

You can choose to have your premium ("purchase payments") accumulate on a fixed basis and/ or a variable basis. Your contract value will vary daily to reflect the investment experience of the subaccounts ("funding options") you select and any interest credited to the Fixed Account. The variable funding options are:

ALLIANCE VARIABLE PRODUCT SERIES FUND
  Premier Growth Portfolio Class B
AMERICAN VARIABLE INSURANCE SERIES CLASS 2 SHARES
  Global Growth Fund
  Growth Fund
  Growth-Income Fund
GREENWICH STREET SERIES FUND
  Appreciation Portfolio
  Diversified Strategic Income Portfolio
  Equity Index Portfolio Class II
  Total Return Portfolio
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
  Salomon Brothers Variable Capital Fund
  Salomon Brothers Variable Investors Fund
  Salomon Brothers Variable Small Cap
    Growth Fund
  Salomon Brothers Variable Total Return Fund
TEMPLETON VARIABLE PRODUCTS SERIES FUND
  Franklin Small Cap Investments Fund Class 2
  Templeton International Fund Class 2
THE TRAVELERS SERIES TRUST
  Disciplined Small Cap Stock Portfolio
  Equity Income Portfolio
  Large Cap Portfolio
  MFS Emerging Growth Portfolio
  MFS Research Portfolio
  Strategic Stock Portfolio
TRAVELERS SERIES FUND, INC.
  Alliance Growth Portfolio
  MFS Total Return Portfolio
  Smith Barney Aggressive Growth Portfolio
  Smith Barney High Income Portfolio
  Smith Barney International Equity Portfolio
  Smith Barney Large Capitalization Growth
    Portfolio
  Smith Barney Large Cap Value Portfolio
  Smith Barney Mid Cap Portfolio
  Smith Barney Money Market Portfolio
  Travelers Managed Income Portfolio
  Van Kampen Enterprise Portfolio
VAN KAMPEN LIFE INVESTMENT TRUST
  Emerging Growth Portfolio
VARIABLE INSURANCE PRODUCTS FUND II
  Contrafund(R) Portfolio--Service Class

The Fixed Account is described in Appendix A. Unless specified otherwise, this prospectus refers to the variable funding options. The contracts and/or some of the funding options may not be available in all states. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE VARIABLE FUNDING OPTIONS. READ AND RETAIN THEM FOR FUTURE REFERENCE.

This prospectus provides the information that you should know before investing in the Contract. You can receive additional information about the Travelers Fund BD IV for Variable Annuities ("Separate Account") by requesting a copy of the Statement of Additional Information ("SAI") dated _______ , 1999. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. To request a copy, write to The Travelers Life and Annuity Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183, call 1-800-842-8573 or access the SEC's website (http://www.sec.gov). See Appendix C for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.
                        PROSPECTUS DATED  _______ , 1999

                               TABLE OF CONTENTS

Index of Special Terms................      2
Summary...............................      3
Fee Table.............................      6
The Annuity Contract..................     11
  Contract Owner Inquiries............     11
  Purchase Payments...................     11
  Purchase Payment Credits............     11
  Accumulation Units..................     12
  The Funding Options.................     12
Charges and Deductions................     15
  General.............................     15
  Withdrawal Charge...................     15
  Free Withdrawal Allowance...........     16
  Administrative Charges..............     16
  Mortality and Expense Risk Charge...     16
  Funding Option Expenses.............     17
  Premium Tax.........................     17
  Changes in Taxes Based Upon Premium
     or Value.........................     17
Transfers.............................     17
  Dollar Cost Averaging...............     17
Access to Your Money..................     18
  Systematic Withdrawals..............     18
Ownership Provisions..................     19
  Types of Ownership..................     19
  Beneficiary.........................     19
  Annuitant...........................     19
Death Benefit.........................     20
  Death Proceeds Before the Maturity
     Date.............................     20
  Payment of Proceeds.................     21
  Death Proceeds After the Maturity
     Date.............................     21
The Annuity Period....................     22
  Maturity Date.......................     22
  Allocation of Annuity...............     22
  Variable Annuity....................     22
  Fixed Annuity.......................     23
Payment Options.......................     23
  Election of Options.................     23
  Annuity Options.....................     23
Miscellaneous Contract Provisions.....     24
  Right to Return.....................     24
  Termination.........................     24
  Required Reports....................     25
  Suspension of Payments..............     25
  Transfers of Contract Values to
     Other Annuities..................     25
The Separate Account..................     25
  Performance Information.............     25
Federal Tax Considerations............     26
  General Taxation of Annuities.......     26
  Types of Contracts: Qualified or
     Nonqualified.....................     26
  Nonqualified Annuity Contracts......     27
  Qualified Annuity Contracts.........     27
  Penalty Tax for Premature
     Distributions....................     27
  Diversification Requirements for
     Variable Annuities...............     27
  Ownership of the Investments........     28
  Mandatory Distributions for
     Qualified Plans..................     28
Other Information.....................     28
  The Insurance Company...............     28
  Financial Statements................     28
  IMSA................................     29
  Year 2000 Compliance................     29
  Distribution of Variable Annuity
     Contracts........................     29
  Conformity with State and Federal
     Laws.............................     30
  Voting Rights.......................     30
  Legal Proceedings and Opinions......     30
Appendix A: The Fixed Account.........    A-1
Appendix B: Waiver of Withdrawal
  Charge for Nursing Home
  Confinement.........................    B-1
Appendix C: Contents of the Statement
  of Additional Information...........    C-1

                             INDEX OF SPECIAL TERMS

The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.

Accumulation Unit.....................     12
Accumulation Period...................     12
Annuitant.............................     19
Annuity Payments......................     22
Annuity Unit..........................     12
Cash Surrender Value..................     18
Contract Date.........................     11
Contract Owner (You, Your)............     11
Contract Value........................     11
Contract Year.........................     11
Fixed Account.........................    A-1
Funding Option(s).....................     12
Maturity Date.........................     22
Purchase Payment......................     11
Purchase Payment Credit...............     11
Underlying Fund.......................     12
Written Request.......................     11

                                    SUMMARY:

                         TRAVELERS VINTAGE XTRA ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE VARIABLE ANNUITY CONTRACT? The Contract offered by the Travelers Life and Annuity Company is intended for retirement savings or other long-term investment purposes. We may issue it as an individual Contract or as a group Contract. In states where only group Contracts are available, you will be issued a certificate summarizing the provisions of the group Contract. For convenience, we refer to Contracts and certificates as "Contracts." The Contract provides a choice of a standard or enhanced death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the variable funding options and/or to the Fixed Account. We guarantee money directed to the Fixed Account as to principal and interest. The variable funding options are designed to produce a higher rate of return than the Fixed Account; however, this is not guaranteed. You can also lose money in the variable funding options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase. During the accumulation phase, under a qualified contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a nonqualified contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (annuity payments) you receive during the payout phase.

During the payout phase, you may choose to receive annuity payments from the Fixed Account or the variable funding options. If you want to receive payments from your annuity, you can choose one of a number of annuity options.

Once you elect an annuity option and begin to receive payments, it cannot be changed. During the payout phase, you have the same investment choices you had during the accumulation phase. If amounts are directed to the variable funding options, the dollar amount of your payments may increase or decrease.

WHO SHOULD PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual nonqualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); and (3) rollovers from other qualified retirement plans. Qualified contracts include contracts qualifying under Section 401(a), 403(b), or 408(b) of the Internal Revenue Code of 1986, as amended. Qualified Contract Owners: You should consider purchasing this Contract for its death benefit and annuity option benefits, among others, rather than solely for its tax benefits. The tax deferred benefits do not provide additional tax benefits when offered through a qualified contract.

You may purchase the Contract with an initial payment of at least $5,000. You may make additional payments of at least $500 at any time during the accumulation phase.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of the Contract value (including charges) minus any Purchase Payment Credits. Where state law requires a longer right to return period, or the return of purchase payments, the Company will comply. You bear the investment risk on the purchase payment during the right to return period; therefore, the Contract value returned may be greater or less than your purchase payment.

If the Contract is purchased as an Individual Retirement Annuity, and is returned within the first seven days after delivery, your full purchase payment minus any Purchase Payment Credits will be refunded; during the remainder of the right to return period, the Contract value (including charges) minus any Purchase Payment Credits will be refunded. The Contract value will be determined at the close of business on the day we receive a written request for a refund.

During the Right to Return period, you receive any gains and we bear any losses attributable to the Purchase Payment Credits.

WHAT TYPES OF INVESTMENT OPTIONS ARE AVAILABLE? You can direct your money into the Fixed Account or any or all of the funding options shown on the cover page. The funding options are described in the prospectuses for the funds. Depending on market conditions, you may make or lose money in any of these options.

The value of the Contract will vary depending upon the investment performance of the funding options you choose. Past performance is not a guarantee of future results. The product offered through this Separate Account is new, and therefore has no past performance. However, the funding options have been available for various time periods. Performance information that predates the separate account is considered "nonstandard" by the SEC. Such nonstandard performance is shown in the Statement of Additional Information that you may request free of charge.

You can transfer between the funding options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. You may transfer between the Fixed Account and the funding options twice a year (during the 30 days after the six-month contract date anniversary), provided the amount is not greater than 15% of the Fixed Account Value on that date.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. For Contracts with a value of less than $100,000, the Company deducts an annual contract administrative charge of $40. The subaccount administrative charge and the mortality and expense risk ("M&E") charge are deducted from the amounts in the variable funding options. The subaccount administrative charge is 0.15% annually. The annual M&E charge depends on the death benefit you choose: 1.25% for the Standard Death Benefit, 1.45% for the Enhanced Death Benefit. Each underlying Fund also charges for management and other expenses.

A withdrawal charge will apply to withdrawals from the Contract, and is calculated as a percentage of the purchase payments and associated purchase payment credits. The maximum percentage is 8%, decreasing to 0% in years ten and later.

HOW WILL MY CONTRIBUTIONS AND WITHDRAWALS BE TAXED? The payments you make to a qualified Contract during the accumulation phase are made with before-tax dollars. You will be taxed on your purchase payments, credits and on any earnings when you make a withdrawal or begin receiving annuity or income payments. Under a nonqualified Contract, payments to the contract are made with after-tax dollars, and any credits and earnings will accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract.

For owners of qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges, income taxes and a penalty tax may apply to taxable amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard or the Enhanced Death Benefit. The death benefit applies upon the first death of the owner, joint owner, or annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. The death benefit value is calculated at the close of the business day on which the Company's Home Office receives due proof of death and written payment instructions. The enhanced death benefit may not be available in all states. Certain states may have varying age requirements. Please refer to the Death Benefit section in the prospectus for more details.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each payment you make during the first contract year, we will add a credit to your account. The credit will be determined by the greater age of the owner or the annuitant at the time the contract is issued. If the greater age is 69 or less, the credit is 5%. If the greater age is 70 or more, the credit is 4%.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in funding options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the maturity date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match your original (or your latest) funding option allocation request.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

                                   FEE TABLE
--------------------------------------------------------------------------------

WITHDRAWAL CHARGE
(as a percentage of the purchase payment and associated credit withdrawn)

                                  YEARS SINCE PURCHASE
                                      PAYMENT MADE       WITHDRAWAL CHARGE
                                          0-4                   8%
                                            5                   7%
                                            6                   6%
                                            7                   5%
                                            8                   3%
                                            9                   1%
                                          10+                   0%

ANNUAL CONTRACT ADMINISTRATIVE CHARGE                             $40
(Waived if contract value is $100,000 or more)

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

STANDARD DEATH BENEFIT
Mortality & Expense Risk Charge.............................    1.25%
Administrative Expense Charge...............................    0.15%
                                                                ----
    Total Separate Account Charges..........................    1.40%
ENHANCED DEATH BENEFIT
Mortality & Expense Risk Charge.............................    1.45%
Administrative Expense Charge...............................    0.15%
                                                                ----
    Total Separate Account Charges..........................    1.60%

FUNDING OPTION EXPENSES:
(as a percentage of average daily net assets of the Funding Option as of December 31, 1998, unless otherwise noted)

                                                                                                  TOTAL ANNUAL
                                                                                                   OPERATING
                                               MANAGEMENT FEE                   OTHER EXPENSES      EXPENSES
                                               (AFTER EXPENSE                   (AFTER EXPENSE   (AFTER EXPENSE
             FUNDING OPTIONS:                  REIMBURSEMENT)      12B-1 FEES   REIMBURSEMENT)   REIMBURSEMENT)
---------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCT SERIES FUND
    Premier Growth Portfolio Class B                0.97%             0.25%          0.09%            1.31%(1)
AMERICAN VARIABLE INSURANCE SERIES CLASS 2
  SHARES
    Global Growth Fund.....................         0.69%             0.25%          0.06%            1.00%
    Growth Fund............................         0.40%             0.25%          0.01%            0.66%
    Growth-Income Fund.....................         0.35%             0.25%          0.01%            0.61%
GREENWICH STREET SERIES FUND
    Appreciation Portfolio.................         0.75%               --           0.05%            0.80%(2)
    Diver. Strategic Income Portfolio......         0.65%               --           0.13%            0.78%(2)
    Equity Index Portfolio Class II........         0.21%             0.25%          0.09%            0.55%(3)
    Total Return Portfolio.................         0.75%               --           0.04%            0.79%
SALOMON BROTHERS VARIABLE SERIES FUNDS,
  INC.
    Salomon Brothers Variable Capital
      Fund.................................         0.85%               --           0.15%            1.00%(4)
    Salomon Brothers Variable Investors
      Fund.................................         0.70%               --           0.30%            1.00%(4)
    Salomon Brothers Variable Small Cap
      Growth Fund..........................         0.80%               --           0.20%            1.00%(4)
    Salomon Brothers Variable Total Return
      Fund.................................         0.80%               --           0.20%            1.00%(4)
TEMPLETON VARIABLE PRODUCTS SERIES FUND
    Franklin Small Cap Investments Fund
      2....................................         0.15%             0.25%          0.85%            1.25%(5)
    Templeton International Fund Class 2...         0.69%             0.25%          0.17%            1.11%
THE TRAVELERS SERIES TRUST
    Disciplined Small Cap Stock
      Portfolio............................         0.80%               --           0.20%            1.00%(6)
    Equity Income Portfolio................         0.75%               --           0.20%            0.95%(7)

                                                                                                  TOTAL ANNUAL
                                                                                                   OPERATING
                                               MANAGEMENT FEE                   OTHER EXPENSES      EXPENSES
                                               (AFTER EXPENSE                   (AFTER EXPENSE   (AFTER EXPENSE
             FUNDING OPTIONS:                  REIMBURSEMENT)      12B-1 FEES   REIMBURSEMENT)   REIMBURSEMENT)
---------------------------------------------------------------------------------------------------------------
    Large Cap Portfolio....................         0.75%               --           0.20%            0.95%(7)
    MFS Emerging Growth Portfolio..........         0.75%               --           0.14%            0.89%
    MFS Research Portfolio.................         0.80%               --           0.20%            1.00%(9)
    Strategic Stock Portfolio..............         0.60%               --           0.30%            0.90%(6)
TRAVELERS SERIES FUND, INC.
    Alliance Growth Portfolio..............         0.80%               --           0.02%            0.82%(8)
    MFS Total Return Portfolio.............         0.80%               --           0.04%            0.84%(8)
    Smith Barney Aggressive Growth
      Portfolio............................         0.80%               --           0.20%            1.00%*
    Smith Barney High Income Portfolio.....         0.60%               --           0.07%            0.67%(8)
    Smith Barney International Equity
      Portfolio............................         0.90%               --           0.10%            1.00%(8)
    Smith Barney Large Capitalization
      Growth Portfolio.....................         0.75%               --           0.25%            1.00%(9)
    Smith Barney Large Cap Value
      Portfolio............................         0.65%               --           0.03%            0.68%(8)
    Smith Barney Mid Cap Portfolio.........         0.75%               --           0.20%            0.95%*
    Smith Barney Money Market Portfolio....         0.50%               --           0.14%            0.64%(8)
    Travelers Managed Income Portfolio.....         0.65%               --           0.19%            0.84%(8)
    Van Kampen Enterprise Portfolio........         0.70%               --           0.03%            0.73%(8)
VAN KAMPEN LIFE INVESTMENT TRUST
    Emerging Growth Portfolio..............         0.32%               --           0.53%            0.85%(10)
VARIABLE INSURANCE PRODUCTS FUND II
    Contrafund(R) Portfolio -- Service
      Class................................         0.59%             0.10%          0.06%            0.75%(11)

NOTES:

The purpose of this Fee Table is to assist Contract Owners in understanding the various costs and expenses that a Contract Owner will bear, directly or indirectly. See "Charges and Deductions" in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable. "Other Expenses" include operating costs of the fund. These expenses are reflected in each funding option's net asset value and are not deducted from the account value under the Contract.

(1) Fees are stated net of waivers and/or reimbursements. Absent fee waivers and/or reimbursements, the fee paid to Alliance for advisory services by PREMIER GROWTH PORTFOLIO would have been 1.34%.

(2) The Portfolio Management Fee for the SMITH BARNEY APPRECIATION PORTFOLIO and the DIVERSIFIED STRATEGIC INCOME PORTFOLIO includes 0.20% for fund administration.

(3) Other expenses for the EQUITY INDEX PORTFOLIO have been restated to reflect the current expense reimbursement arrangement whereby the adviser has agreed to reimburse the Portfolio for the amount by which expenses exceed 0.30%. Without such arrangement, Total Annual Operating Expenses would have been 0.42%. In addition, the Portfolio Management Fee includes 0.06% for fund administration.

(4) SBAM has waived all of its Management Fees for the following Salomon Brothers Funds for the period ended December 31, 1998. If such fees were not waived or expenses reimbursed, the actual annualized Total Annual Operating Expenses for the INVESTORS FUND, and the TOTAL RETURN FUND would have been 2.07%, and 2.90%, respectively.

(5) Figures reflect expenses from the Fund's inception on May 1, 1998 and are annualized. The Investment Manager agreed in advance to limit management fees and make certain payments to reduce Fund expenses as necessary so that Total Fund Operating Expenses did not exceed 1.25% of the Fund's Class 2 net assets in 1998. The Investment Manager is contractually obligated to continue this arrangement through 1999. Management Fees, Other Expenses and Total Fund Operating Expenses in 1998 before any waivers were 0.75%, 1.00%, and 2.00%, respectively.

(6) Travelers Insurance has agreed to reimburse the STRATEGIC STOCK PORTFOLIO, and the DISCIPLINED SMALL CAP STOCK PORTFOLIO for expenses for the period ended December 31, 1998. If such expenses were not reimbursed, the actual annualized Total Annual Operating Expenses would have been 1.51% and 2.98%, respectively.

(7) Other Expenses reflect the current expense reimbursement arrangement with Travelers where Travelers has agreed to reimburse the Portfolios for the amount by which their aggregate expenses (including management fees, but excluding brokerage commissions, interest charges and taxes) exceeds 0.95%. Without such arrangements, the Total Annual Operating Expenses for the Portfolios would have been 1.22% for the TRAVELERS DISCIPLINED MID CAP STOCK PORTFOLIO, 1.23% for the LARGE CAP PORTFOLIO, and 1.09% for the EQUITY INCOME PORTFOLIO.

(8) Expenses are as of October 31, 1998 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 1998.

(9) The Manager waived all or part of its fees for the period ended October 31, 1998. If such fees were not waived, the annualized Total Annual Operating Expenses for the SMITH BARNEY LARGE CAPITALIZATION GROWTH PORTFOLIO would have been 1.77%.

(10) Van Kampen has voluntarily agreed to a reduction in its management fees and to reimburse the EMERGING GROWTH PORTFOLIO if such fees would cause total annual operating expenses to exceed 0.85%. Absent such reductions, the expenses would have been 1.23%.

(11) A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, FMR on behalf of the fund, has entered into an arrangement with its custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Without these reductions, the total operating expenses for CONTRAFUND PORTFOLIO would have been 0.80%.

* These funds are new and therefore have no operating history. The expenses shown are estimates.

EXAMPLE*: STANDARD DEATH BENEFIT

Assuming a 5% annual return on assets, a $1,000 investment would be subject to the following expenses:

-------------------------------------------------------------------------------------------------------------------------
                                              IF CONTRACT IS SURRENDERED AT THE       IF CONTRACT IS NOT SURRENDERED OR
                                                    END OF PERIOD SHOWN:             ANNUITIZED AT END OF PERIOD SHOWN:
                                            -------------------------------------   -------------------------------------
              FUNDING OPTION                1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
-------------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCT SERIES FUND
    Premier Growth Portfolio Class B......   $107     $162      $210       $296      $27       $82      $140       $296
AMERICAN VARIABLE INSURANCE SERIES CLASS 2
  SHARES
    Global Growth Fund....................    104      152       194        266       24        72       124        266
    Growth Fund...........................    100      142       177        231       20        62       107        231
    Growth-Income Fund....................    100      141       174        225       20        61       104        225
GREENWICH STREET SERIES FUND
    Appreciation Portfolio................    102      146       184        245       22        66       114        245
    Diversified Strategic Income
      Portfolio...........................    101      146       183        243       21        66       113        243
    Equity Index Portfolio Class II.......     99      139       171        219       19        59       101        219
    Total Return Portfolio................    101      146       183        244       21        66       113        244
SALOMON BROTHERS VARIABLE SERIES FUNDS,
  INC.
    Salomon Brothers Variable Capital
      Fund................................    104      152       194        266       24        72       124        266
    Salomon Brothers Variable Investors
      Fund................................    104      152       194        266       24        72       124        266
    Salomon Brothers Variable Small Cap
      Growth Fund.........................    104      152       194        266       24        72       124        266
    Salomon Brothers Variable Total Return
      Fund................................    104      152       194        266       24        72       124        266
TEMPLETON VARIABLE PRODUCTS SERIES FUND
    Franklin Small Cap Investments Fund
      Class 2.............................    106      160       207        290       26        80       137        290
    Templeton International Fund Class
      2...................................    105      156       200        277       25        76       130        277
THE TRAVELERS SERIES TRUST
    Disciplined Small Cap Stock
      Portfolio...........................    104      152       194        266       24        72       124        266
    Equity Income Portfolio...............    103      151       192        261       23        71       122        261
    Large Cap Portfolio...................    103      151       192        261       23        71       122        261
    MFS Emerging Growth Portfolio.........    102      149       188        254       22        69       118        254
    MFS Research Portfolio................    104      152       194        266       24        72       124        266
    Strategic Stock Portfolio.............    103      149       189        255       23        69       119        255
TRAVELERS SERIES FUND, INC.
    Alliance Growth Fund..................    102      147       185        247       22        67       115        247
    MFS Total Return Portfolio............    102      148       186        249       22        68       116        249
    Smith Barney Aggressive Growth
      Portfolio...........................    104      152       194        266       24        72       124        266
    Smith Barney High Income Portfolio....    100      142       177        232       20        62       107        232
    Smith Barney International Equity
      Portfolio...........................    104      152       194        266       24        72       124        266
    Smith Barney Large Capitalization
      Growth Portfolio....................    104      152       194        266       24        72       124        266
    Smith Barney Large Cap Value
      Portfolio...........................    100      143       178        233       20        63       108        233
    Smith Barney Mid Cap Portfolio........    103      151       192        261       23        71       122        261
    Smith Barney Money Market Portfolio...    100      142       176        229       20        62       106        229
    Travelers Managed Income Portfolio....    102      148       186        249       22        68       116        249
    Van Kampen Enterprise Portfolio.......    101      144       180        238       21        64       110        238
VAN KAMPEN LIFE INVESTMENT TRUST
    Emerging Growth Fund..................    102      148       186        250       22        68       116        250
VARIABLE INSURANCE PRODUCTS FUND II
    Contrafund(R) Portfolio--Service
      Class...............................    101      145       181        240       21        65       111        240

* THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THE EXAMPLE REFLECTS THE $40 ANNUAL CONTRACT ADMINISTRATIVE CHARGE AS AN ANNUAL CHARGE OF .020% OF ASSETS.

** The Withdrawal Charge is waived if a lifetime annuity payout has begun or if, after the first contract year, you elect annuity payments for a fixed period of at least five years. (See "Charges and Deductions.")

EXAMPLE*: ENHANCED DEATH BENEFIT

Assuming a 5% annual return on assets, a $1,000 investment would be subject to the following expenses:

-------------------------------------------------------------------------------------------------------------------------
                                              IF CONTRACT IS SURRENDERED AT THE       IF CONTRACT IS NOT SURRENDERED OR
                                                    END OF PERIOD SHOWN:             ANNUITIZED AT END OF PERIOD SHOWN:
                                            -------------------------------------   -------------------------------------
              FUNDING OPTION                1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
-------------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCT SERIES FUND
    Premier Growth Portfolio Fund Class
      B...................................   $110     $171      $224       $325      $30       $91      $154       $325
AMERICAN VARIABLE INSURANCE SERIES CLASS 2
  SHARES
    Global Growth Fund....................    107      161       209        295       27        81       139        295
    Growth Fund...........................    103      151       192        262       23        71       122        262
    Growth-Income Fund....................    103      150       189        256       23        70       119        256
GREENWICH STREET SERIES FUND
    Appreciation Portfolio................    105      155       199        276       25        75       129        276
    Diversified Strategic Income
      Portfolio...........................    104      155       198        274       24        75       128        274
    Equity Index Portfolio Class II.......    102      148       186        250       22        68       116        250
    Total Return Portfolio................    104      155       199        275       24        75       129        275
SALOMON BROTHERS VARIABLE SERIES FUNDS,
  INC.
    Salomon Brothers Variable Capital
      Fund................................    107      161       209        295       27        81       139        295
    Salomon Brothers Variable Investors
      Fund................................    107      161       209        295       27        81       139        295
    Salomon Brothers Variable Small Cap
      Growth Fund.........................    107      161       209        295       27        81       139        295
    Salomon Brothers Variable Total Return
      Fund................................    107      161       209        295       27        81       139        295
TEMPLETON VARIABLE PRODUCTS SERIES FUND
    Franklin Small Cap Investments Fund
      Class 2.............................    109      169       221        319       29        89       151        319
    Templeton International Fund Class
      2...................................    108      165       214        306       28        85       144        306
THE TRAVELERS SERIES TRUST
    Disciplined Small Cap Stock
      Portfolio...........................    107      161       209        295       27        81       139        295
    Equity Income Portfolio...............    106      160       207        290       26        80       137        290
    Large Cap Portfolio...................    106      160       207        290       26        80       137        290
    MFS Emerging Growth Portfolio.........    105      158       204        285       25        78       134        285
    MFS Research Portfolio................    107      161       209        295       27        81       139        295
    Strategic Stock Portfolio.............    106      158       204        286       26        78       134        286
TRAVELERS SERIES FUND, INC.
    Alliance Growth Fund..................    105      156       200        278       25        76       130        278
    MFS Total Return Portfolio............    105      157       201        280       25        77       131        280
    Smith Barney Aggressive Growth
      Portfolio...........................    107      161       209        295       27        81       139        295
    Smith Barney High Income Portfolio....    103      152       193        263       23        72       123        263
    Smith Barney International Equity
      Portfolio...........................    107      161       209        295       27        81       139        295
    Smith Barney Large Capitalization
      Growth Portfolio....................    107      161       209        295       27        81       139        295
    Smith Barney Large Cap Value
      Portfolio...........................    103      152       193        264       23        72       123        264
    Smith Barney Mid Cap Portfolio........    106      160       207        290       26        80       137        290
    Smith Barney Money Market Portfolio...    103      151       191        260       23        71       121        260
    Travelers Managed Income Portfolio....    105      157       201        280       25        77       131        280
    Van Kampen Enterprise Portfolio.......    104      153       196        269       24        73       126        269
VAN KAMPEN LIFE INVESTMENT TRUST
    Emerging Growth Fund..................    105      157       202        281       25        77       132        281
VARIABLE INSURANCE PRODUCTS FUND II
    Contrafund(R) Portfolio -- Service
      Class...............................    104      154       197        271       24        74       127        271

* THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THE EXAMPLE REFLECTS THE $40 ANNUAL CONTRACT ADMINISTRATIVE CHARGE AS AN ANNUAL CHARGE OF .020% OF ASSETS.

** The Withdrawal Charge is waived if a lifetime annuity payout has begun or if, after the first contract year, you elect annuity payments for a fixed period of at least five years. (See "Charges and Deductions.")

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------
Travelers Vintage XTRA Annuity is a contract between the contract owner ("you"), and The Travelers Life and Annuity Company (called "us" or the "Company"). You make purchase payments to us and we credit them to your Contract. The Company promises to pay you an income, in the form of annuity payments, beginning on a future date that you choose, the maturity date. The purchase payments accumulate tax deferred in the funding options of your choice. We offer multiple variable funding options, and one fixed account option. The contract owner assumes the risk of gain or loss according to the performance of the variable funding options. The contract value is the amount of purchase payments and any purchase payment credits, plus or minus any investment experience or interest. The contract value also reflects all surrenders made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract. The date the contract and its benefits become effective is referred to as the contract date. Each 12-month period following the contract date is called a contract year.

Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to us.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to the Company's Home Office at 1-800-842-8573.

PURCHASE PAYMENTS

The initial purchase payment must be at least $5,000. You may make additional payments of at least $500 at any time. Under certain circumstances, we may waive the minimum purchase payment requirement. Purchase payments over $1,000,000 may be made with our prior consent. The initial purchase payment is due and payable before the Contract becomes effective.

We will apply the initial purchase payment within two business days after we receive it in good order at our Home Office. Subsequent purchase payments will be credited to a Contract on the same business day, if received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open. Our business day ends at 4:00 p.m. Eastern time unless we need to close earlier due to an emergency.

PURCHASE PAYMENT CREDITS

During the first contract year, for each purchase payment you make, we will add a credit to your contract value. The credit is a percentage of the purchase payment and depends on the greater age of the owner or annuitant. If the greater age is 69 or under, the credit is 5%. If the greater age is 70 or over, the credit is 4%.

The credit will be applied to the Investment Options in the same ratio as the applicable purchase payment.

We will deduct the credit from any refunds made if:

(a) the contract is returned in the Right to Return period (any gains on the credit will be included in the refund);

(b) the owner (or the annuitant, with no contingent annuitant surviving) dies during the first 12 months after the credit is applied; or

(c) the contract is surrendered or terminated within 12 months after the credit is applied.

When we determine the amount of credit deducted from any refund amount or death benefit under (b) or (c), we will not include a credit's investment gains or losses.

Note: We have applied to the SEC for permission to deduct the credit from refunds made under (b) or (c). Until the permission is granted, we will not deduct the credit in such circumstances.

ACCUMULATION UNITS

An accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and their values may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is determined by dividing the amount directed to each funding option by the value of its accumulation unit. We calculate the value of an accumulation unit for each funding option each day the New York Stock Exchange is open. The values are calculated as of 4:00 p.m. Eastern time. After the value is calculated, we credit your Contract. The period between the contract effective date and the maturity date is the accumulation period. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

THE FUNDING OPTIONS

You choose which of the following variable funding options to have your purchase payments allocated to. These funding options are subsections of the Separate Account, which invest in the underlying mutual funds ("underlying funds"). You will find detailed information about the options and their inherent risks in the current prospectuses for the funding options which must accompany this prospectus. You are not investing directly in the underlying mutual fund. Since each option has varying degrees of risk, please read the prospectuses carefully before investing. Contact your registered representative or call 1-800-842-8573 to request additional copies of the prospectuses.

If any of the funding options becomes unavailable for allocating purchase payments, or if we believe that further investment in a funding option is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new funding options available.

The current variable funding options are listed below, along with their investment advisers and any subadviser:

--------------------------------------------------------------------------------------------------------------------
            FUNDING                                  INVESTMENT                                INVESTMENT
            OPTION                                   OBJECTIVE                             ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCT SERIES FUND
Premier Growth Portfolio Class   Seeks long-term growth of capital by investing      Alliance Capital Management
B                                primarily in equity securities of a limited number
                                 of large, carefully selected, high quality U.S.
                                 companies that are judged likely to achieve
                                 superior earning momentum.
AMERICAN VARIABLE INSURANCE SERIES CLASS 2 SHARES
    Global Growth Fund           Seeks capital appreciation by investing primarily   Capital Research and Management
                                 in common stocks of companies located around the    Company
                                 world.
    Growth Fund                  Seeks capital appreciation by investing primarily   Capital Research and Management
                                 in common stocks of companies that appear to offer  Company superior opportunities for growth and capital.
    Growth-Income Fund           Seeks capital appreciation and income by investing  Capital Research and Management
                                 primarily in common stocks or other securities      Company
                                 which demonstrate the potential for appreciation
                                 and/or dividends.
GREENWICH STREET SERIES FUND
    Appreciation Portfolio       Seeks long term appreciation of capital by          SSBC Fund Management Inc.
                                 investing primarily in equity securities.           ("SSBC")
    Diversified Strategic        Seeks high current income by investing primarily    SSBC
    Income Portfolio             in the following fixed income securities: U.S.      Subadviser: Smith Barney Global
                                 Gov't and mortgage-related securities, foreign      Capital Management, Inc.
                                 gov't bonds and corporate bonds rated below
                                 investment grade.

--------------------------------------------------------------------------------------------------------------------
            FUNDING                                  INVESTMENT                                INVESTMENT
            OPTION                                   OBJECTIVE                             ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------
    Equity Index Portfolio       Seeks to replicate, before deduction of expenses,   Travelers Investment Management
    Class II                     the total return performance of the S&P 500 index.  Co. ("TIMCO")
    Total Return Portfolio       (an equity portfolio) Seeks to provide total        SSBC
                                 return, consisting of long-term capital
                                 appreciation and income. The Portfolio will invest
                                 primarily in a diversified portfolio of
                                 dividend-paying common stocks.
SALOMON BROTHERS VARIABLE SERIES FUND, INC.
    Salomon Brothers Variable    Seeks capital appreciation, primarily through       Salomon Brothers Asset
    Capital Fund                 investments in common stocks which are believed to  Management ("SBAM")
                                 have above-average price appreciation potential
                                 and which may involve above average risk.
    Salomon Brothers Variable    Seeks long-term growth of capital, and,             SBAM
    Investors Fund               secondarily, current income, through investments
                                 in common stocks of well-known companies.
    Salomon Brothers Variable    Seeks long-term growth of capital by investing      SBAM
    Small Cap Growth Fund        primarily in equity securities of companies with
                                 market capitalizations similar to that of
                                 companies included in the Russell 2000 Index.
    Salomon Brothers Variable    Seeks above average income (compared to a           SBAM
    Total Return Fund            portfolio invested entirely in equity securities).
                                 Secondarily seeks opportunities for growth of
                                 capital and income.
TEMPLETON VARIABLE PRODUCTS SERIES FUND
    Franklin Small Cap           Seeks long-term capital growth. The Fund seeks to   Franklin Advisers, Inc.
    Investments Fund (Class 2)   accomplish its objective by investing primarily
                                 (normally at least 65% of its assets) in equity
                                 securities of smaller capitalization growth
                                 companies.
    Templeton International      Seeks long-term capital growth through a flexible   Templeton Investment
    Fund (Class 2)               policy of investing in stocks and debt obligations  Counsel, Inc.
                                 of companies and governments outside the United
                                 States. Any income realized will be incidental.
THE TRAVELERS SERIES TRUST
    Disciplined Small Cap Stock  Seeks long term capital appreciation by investing   Travelers Asset Management
    Portfolio                    primarily (at least 65% of its total assets) in     International Co. ("TAMIC")
                                 the common stocks of U.S. Companies with            Subadviser: TIMCO
                                 relatively small market capitalizations at the
                                 time of investment.
    Equity Income Portfolio      Seeks reasonable income by investing at least 65%   TAMIC
                                 in income-producing equity securities. The balance  Subadviser: Fidelity Management
                                 may be invested in all types of domestic and        & Research Co.
                                 foreign securities, including bonds. The Portfolio
                                 seeks to achieve a yield that exceeds that of the
                                 securities comprising the S&P 500. The Subadviser
                                 also considers the potential for capital
                                 appreciation.
    Large Cap Portfolio          Seeks long-term growth of capital by investing      TAMIC
                                 primarily in equity securities of companies with    Subadviser: Fidelity Management
                                 large market capitalizations.                       & Research Co.
    MFS Emerging Growth          Seeks to provide long-term growth of capital.       TAMIC
    Portfolio                    Dividend and interest income from portfolio         Subadviser: MFS
                                 securities, if any, is incidental to the MFS
                                 Portfolio's investment objective.
    MFS Research Portfolio       Seeks to provide long-term growth of capital and    TAMIC
                                 future income.                                      Subadviser: MFS
    Strategic Stock Portfolio    Seeks to provide an above-average total return      TAMIC
                                 through a combination of potential capital          Subadviser: TIMCO
                                 appreciation and dividend income by investing
                                 primarily in high dividend yielding stocks
                                 periodically selected from the companies included
                                 in (i) the Dow Jones Industrial Average and (ii) a
                                 subset of the S&P Industrial Index.

--------------------------------------------------------------------------------------------------------------------
            FUNDING                                  INVESTMENT                                INVESTMENT
            OPTION                                   OBJECTIVE                             ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------
TRAVELERS SERIES FUND, INC.
    Alliance Growth Portfolio    Seeks long-term growth of capital. Current income   Travelers Investment Advisers,
                                 is only an incidental consideration. The Portfolio  Inc. ("TIA")
                                 invests predominantly in equity securities of       Subadviser: Alliance Capital
                                 companies with a favorable outlook for earnings     Management L.P.
                                 and whose rate of growth is expected to exceed
                                 that of the U.S. economy over time.
    MFS Total Return Portfolio   (a balanced portfolio) Seeks to obtain              TIA
                                 above-average income (compared to a portfolio       Subadviser: MFS
                                 entirely invested in equity securities) consistent
                                 with the prudent employment of capital. Generally,
                                 at least 40% of the Portfolio's assets are
                                 invested in equity securities.
    Smith Barney Aggressive      Seeks capital appreciation by investing primarily   SSBC
    Growth Portfolio             in common stocks of companies that are
                                 experiencing, or have the potential to experience,
                                 growth of earnings, or that exceed the average
                                 earnings growth rate of companies whose securities
                                 are included in the S&P 500.
    Smith Barney High Income     Seeks high current income. Capital appreciation is  SSBC
    Portfolio                    a secondary objective. The Portfolio will invest
                                 at least 65% of its assets in high-yielding
                                 corporate debt obligations and preferred stock.
    Smith Barney International   Seeks total return on assets from growth of         SSBC
    Equity Portfolio             capital and income by investing at least 65% of
                                 its assets in a diversified portfolio of equity
                                 securities of established non-U.S. issuers.
    Smith Barney Large Cap       Seeks current income and long-term growth of        SSBC
    Value Portfolio              income and capital by investing primarily, but not
                                 exclusively, in common stocks.
    Smith Barney Large           Seeks long-term growth of capital by investing in   SSBC
    Capitalization Growth        equity securities of companies with large market
    Portfolio                    capitalizations.
    Smith Barney Mid Cap         Seeks long-term growth of capital by investing      SSBC
    Portfolio                    primarily in equity securities of medium-sized
                                 companies with market capitalizations between $1
                                 billion and $5 billion at the time of investment.
    Smith Barney Money Market    Seeks maximum current income and preservation of    SSBC
    Portfolio                    capital.
    Travelers Managed Income     Seeks high current income consistent with prudent   TIA
    Portfolio                    risk of capital through investments in corporate
                                 debt obligations, preferred stocks, and
                                 obligations issued or guaranteed by the U.S.
                                 Government or its agencies or instrumentalities.
    Van Kampen Enterprise        Seeks capital appreciation through investment in    SSBC
    Portfolio                    securities believed to have above-average           Subadviser: Van Kampen Asset
                                 potential for capital appreciation. Any income      Management Inc.
                                 received on such securities is incidental to the
                                 objective of capital appreciation.

VAN KAMPEN LIFE INVESTMENT TRUST
    Emerging Growth Portfolio    Seeks capital appreciation by investing primarily   Van Kampen Asset
                                 in common stocks of small and medium sized compa-   Management Inc.
                                 nies considered to be emerging growth companies.

VARIABLE INSURANCE PRODUCTS FUND II
    Contrafund(R)Portfolio--     Seeks long-term capital appreciation by investing   Fidelity Management & Research
    Service Class                primarily in common stocks of companies whose       Company
                                 value the adviser believes is not fully recognized
                                 by the public.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts;

     - the death benefit paid on the death of the contract owner, annuitant, or first of the joint contract owners,

     - the available funding options and related programs (including dollar-cost averaging, portfolio rebalancing, and systematic withdrawal programs);

     - administration of the annuity options available under the Contracts; and

     - the distribution of various reports to contract owners.

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts,

     - sales and marketing expenses including commission payments to your Smith Barney Financial Consultant, and

     - other costs of doing business.

Risks we assume include:

     - risks that annuitants may live longer than estimated when the annuity factors under the Contracts were established,

     - that the amount of the death benefit will be greater than the contract value or the maximum of all step-up values for the Enhanced Death Benefit and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

We may reduce or eliminate the withdrawal charge, the administrative charges and/or the mortality and expense risk charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. For certain trusts, we may change the order in which purchase payments and earnings are withdrawn in order to determine the withdrawal charge. We will not reduce or eliminate the withdrawal charge or the administrative charge where such reduction or elimination would be unfairly discriminatory to any person.

WITHDRAWAL CHARGE

We do not deduct a sales charge from purchase payments when they are made to the Contract. However, a withdrawal charge will apply if purchase payments and associated credits are withdrawn before they have been in the Contract for 10 years. We will assess the charge as a percentage of the purchase payment and associated credit withdrawn as follows:

    YEARS SINCE PURCHASE
        PAYMENT MADE              WITHDRAWAL CHARGE
            0-4                           8%
             5                            7%
             6                            6%
             7                            5%
             8                            3%
             9                            1%
            10+                           0%

For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a) any purchase payments and associated credits, to which no withdrawal charge applies, and then

     (b) any remaining free withdrawal allowance (after being reduced by (a)), then

     (c) from any purchase payment and associated credits to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d) from any Contract earnings.

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if purchase payments are distributed:

     - due to the death of the contract owner or the annuitant (with no contingent annuitant surviving);

     - under the Travelers Minimum Distribution Program; or

     - under the Nursing Home Confinement provision (as described in Appendix
       B).

We will not deduct a withdrawal charge from purchase payment credits if paid out under the Travelers Minimum Distribution Program.

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract year, you may withdraw up to 10% of the contract value annually. We calculate the available withdrawal amount as of the end of the previous Contract year. The free withdrawal provision applies to all partial withdrawals. We reserve the right to not permit the provision on a full surrender. In Washington state, the free withdrawal provision applies to all withdrawals.

ADMINISTRATIVE CHARGES

We will deduct an annual Contract administrative charge on the fourth Friday of each August from Contracts with a value of less than $100,000 on that date. This charge compensates us for expenses incurred in establishing and maintaining the Contract. The $40 charge is deducted from the contract value by canceling accumulation units applicable to each variable funding option on a pro rata basis. For the first Contract year this charge will be prorated (i.e. calculated) from the date of purchase. A prorated charge will also be made if the Contract is completely withdrawn or terminated. We will not deduct a contract administrative charge:

     (1) from the distribution of death proceeds;

     (2) after an annuity payout has begun, or

     (3) if the contract value on the date of assessment equals or is greater than $100,000.

An administrative expense charge (sometimes called "sub-account administrative charge") is deducted on each business day from amounts allocated to the variable funding options in order to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the variable funding options.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, the Company deducts a mortality and expense risk ("M&E") charge from amounts held in the variable funding options. The deduction is reflected in our calculation of accumulation and annuity unit values. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge is 1.25% annually. If you choose the Enhanced Death Benefit, the M&E charge is 1.45% annually.

FUNDING OPTION EXPENSES

The charges and expenses of the funding options are summarized in the fee table and are described in the accompanying prospectuses.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. The Company is responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. Where required, we will deduct any applicable premium taxes from the contract value either upon death, surrender, annuitization, or at the time purchase payments are made to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the contract, we reserve the right to charge you proportionately for this tax.

                                   TRANSFERS
--------------------------------------------------------------------------------

Up to 30 days before the maturity date, you may transfer all or part of the contract value between funding options. Transfers are made at the value(s) next determined after we receive your request at the Home Office. There are no charges or restrictions on the amount or frequency of transfers currently; however, we reserve the right to charge a fee for any transfer request, and to limit the number of transfers to one in any six-month period. Since different funding options have different expenses, a transfer of contract values from one funding option to another could result in your investment becoming subject to higher or lower expenses. After the maturity date, you may make transfers between funding options only with our consent. Please refer to Appendix A for information about transfers between the Fixed Account and the funding options.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, more accumulation units are purchased in a funding option if the value per unit is low and fewer accumulation units are purchased if the value per unit is high. Therefore, a lower-than-average cost per unit may be achieved over the long run.

You may elect the DCA Program through written request or other method acceptable to the Company. You must have a minimum total contract value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400.

You may establish pre-authorized transfers of contract values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, Travelers may credit increased interest rates to contract owners under an administrative Special DCA Program established at the discretion of Travelers, depending on availability and state law. Under this program, the contract owner may pre-authorize level transfers to any of the funding options under either a 6 Month Program or 12 Month Program. The 6 Month Program and the 12 Month Program will generally have different credited interest rates. Under the 6 Month Transfer Program, the interest rate can accrue up to 6 months on funds in the Special DCA Program and all purchase payments and accrued interest must be transferred on a level basis to the selected funding option in 6 months. Under the 12 Month Program, the interest rate can accrue up to 12 months on funds in the Special DCA Program and all purchase payments and accrued interest in this Program must be transferred on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial Program purchase payment and complete enrollment instructions are received by Travelers. If complete Program enrollment instructions are not received by the Company within 15 days of receipt of the initial Program purchase payment, the entire balance in the Program will be credited with the non-Program interest rate then in effect for the Fixed Account.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, your contract value will be credited for the remainder of 6 or 12 months with the interest rate for non-Program funds.

A contract owner may only have one DCA Program or Special DCA Program in place at one time. Any subsequent purchase payments received by the Company within the Program period selected will be allocated to the current funding options over the remainder of that Program transfer period, unless otherwise directed by the contract owner.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between investment options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the maturity date, you may redeem all or any portion of the cash surrender value, that is, the contract value less any withdrawal charge and any premium tax not previously deducted. Unless you submit a written request specifying the fixed or variable funding option(s) from which amounts are to be withdrawn, the withdrawal will be made on a pro rata basis. The cash surrender value will be determined as of the close of business after we receive your surrender request at the Home Office. The cash surrender value may be more or less than the purchase payments made. For information about withdrawals from your payout option (with no life contingency), refer to the Statement of Additional Information.

We may defer payment of any cash surrender value for a period of up to seven days after the written request is received, but it is our intent to pay as soon as possible. We cannot process requests for withdrawal that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

SYSTEMATIC WITHDRAWALS

After the first contract year and before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. Any applicable premium taxes and withdrawal charge will be deducted. To elect systematic withdrawals, you must have a contract value of at least $15,000 and you must make the election on the form provided by the Company. We will surrender accumulation units pro rata from all investment options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to contract owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the contract owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

Contract Owner (you). The Contract belongs to the contract owner named in the Contract (on the Specifications page), or to any other person to whom the contract is subsequently assigned. An assignment of ownership or a collateral assignment may be made only for nonqualified contracts. You have sole power during the annuitant's lifetime to exercise any rights and to receive all benefits given in the contract provided you have not named an irrevocable beneficiary and provided the Contract is not assigned.

You receive all payments while the annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the contract owner.

Joint Owner. For nonqualified contracts only, joint owners (i.e., spouses) may be named in a written request before the contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death if the other joint owner survives. If the first joint owner to die is also the annuitant, the death benefit will be paid to the beneficiary if there is no contingent annuitant. If the first joint owner to die is not the annuitant, the entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner.

BENEFICIARY

You name the beneficiary in a written request. The beneficiary has the right to receive any remaining contractual benefits upon the death of the annuitant or the contract owner. If more than one beneficiary survives the annuitant, they will share equally in benefits unless different shares are recorded with the Company by written request before the death of the annuitant or contract owner.

With nonqualified contracts, as discussed under "Death Benefit," the beneficiary named in the contract may differ from the designated beneficiary (for example, the designated beneficiary may be the joint owner). In such cases, the designated beneficiary receives the contract benefits (rather than the beneficiary) upon your death.

Unless an irrevocable beneficiary has been named, you have the right to change any beneficiary by written request during the lifetime of the annuitant and while the Contract continues.

ANNUITANT

The annuitant is designated in the Contract (on the Specifications page), and is the individual on whose life the maturity date and the amount of the monthly annuity payments depend. The annuitant may not be changed after the contract is in effect.

For nonqualified Contracts only, where the owner and the annuitant are not the same person, the contract owner may also name one individual as a contingent annuitant by written request before the Contract becomes effective. If the annuitant dies before the maturity date while the owner is still living and a contingent annuitant has been named, the contingent annuitant becomes the annuitant, and the contract continues. However, if the annuitant who is also the owner dies before the maturity date, the death benefit is paid to the beneficiary. The contingent annuitant does not become the annuitant and is not entitled to receive any contract benefits. A contingent annuitant may not be changed, deleted or added after the Contract becomes effective.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

Before the maturity date, when there is no contingent annuitant, a death benefit is payable when either the annuitant, or a contract owner dies. At purchase, you elect either the Standard Death Benefit, or the Enhanced Death Benefit (also referred to as the "Annual step-up"). The death benefit is calculated at the close of the business day on which the Company's Home Office receives due proof of death and written payment instructions.

For both the Standard and Enhanced Death Benefit, we must be notified of the annuitant's death no later than six months from the date of death in order to pay the death proceeds as described under "Death Proceeds Before the Maturity Date." If we are notified more than six months after the death, we will pay death proceeds equal to the contract value on the death report date, less any purchase payment credits applied within 12 months of death, less any applicable premium tax.

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT: The Company will pay the beneficiary an amount equal to the greater of (1) and (2) below, each reduced by any applicable premium tax and withdrawals (and charges) not previously deducted:

        1) the contract value, less any purchase payment credits applied within 12 months of the death; or

        2) the total purchase payments made under the Contract.

ENHANCED DEATH BENEFIT: The Company will pay the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax, withdrawals (and charges) not previously deducted:

        1) the contract value, less any purchase payment credits applied within 12 months of the death;

        2) the total purchase payments less any partial withdrawals made under the Contract; or

        3) the "step-up value" as described below.

STEP-UP VALUE. The step-up value will initially equal the first purchase payment. When an additional purchase payment is made, the step-up value will be increased by the amount of that purchase payment. When a partial surrender is taken, the step-up value will be reduced by a partial surrender reduction as described below. On each Contract anniversary before the annuitant's 80th birthday and before the annuitant's death, if the contract value less any purchase payment credits applied within the last 12 months is greater than the step-up value, the step-up value will be reset to equal that greater amount. The step-up value will not be reduced on these anniversary recalculations (provided no surrenders are made on that day). The only changes made to the step-up value on or after the annuitant's 80th birthday will be those related to additional purchase payments or partial surrenders.

PARTIAL SURRENDER REDUCTION. If you make a partial surrender, the step-up value is reduced by a partial surrender reduction which equals (1) the step-up value, multiplied by (2) the amount of the partial surrender, divided by (3) the contract value before the surrender, less any credits applied within 12 months of the death.

For example, assume your current contract value is $55,000. If your original step-up value is $50,000, and you decide to make a partial withdrawal of $10,000, the step-up value would be reduced as follows:

        50,000 x (10,000/55,000)59,000

Your new step-up value would be 50,000-9,000, or $41,000.

The following example shows what would happen in a declining market. Assume your current contract value is $30,000. If your original step-up value is $50,000, and you decide to make a partial withdrawal of $10,000, the step-up value would be reduced as follows:

        50,000 x (10,000/30,000)516,500

Your new step-up value would be 50,000-16,500, or $33,500.

PAYMENT OF PROCEEDS

The process of paying death benefit proceeds under various situations is described below. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

DEATH OF ANNUITANT WHO IS A CONTRACT OWNER. The Company will pay the proceeds to the beneficiary(ies), or if none, to the deceased contract owner's estate.

Under a nonqualified contract, the death benefit proceeds must be distributed to the beneficiary within five years of the contract owner's death. Or, the beneficiary may elect to receive payments from an annuity which begins within one year of the contract owner's death and is payable over the life of the beneficiary or over a period not exceeding the beneficiary's life expectancy.

Under a nonqualified contract, if the beneficiary is the contract owner's spouse, he or she may elect to continue the contract as the new contract owner rather than receiving the distribution. In such case, the distribution rules applicable when a contract owner dies generally will apply when that spouse, as contract owner, dies.

DEATH OF ANNUITANT WHO IS NOT THE CONTRACT OWNER (NONQUALIFIED CONTRACTS ONLY). If there is no contingent annuitant, the Company will pay the death proceeds to the beneficiary. However, if there is a contingent annuitant, he or she becomes the annuitant and the Contract continues in effect (generally using the original maturity date). The proceeds described above will be paid upon the death of the last surviving contingent annuitant.

DEATH OF CONTRACT OWNER WHO IS NOT THE ANNUITANT (NONQUALIFIED CONTRACTS ONLY). The Company will pay the proceeds to any surviving joint owner, or if none, to the beneficiary(ies), or if none, to the contract owner's estate. If the surviving joint owner (or if none, the beneficiary) is the Contract Owner's spouse, he or she may elect to continue the contract as the new contract owner rather than receiving the distribution.

ENTITY AS OWNER. In the case of a nonqualified Contract owned by a nonnatural person (e.g. a trust or other entity), the death benefit will be paid only upon the death of the annuitant.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any owner or the annuitant dies on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular income payments (annuity payments). You can choose the month and the year in which those payments begin (maturity date). You can also choose among income plans (annuity options). While the annuitant is alive, you can change your selection any time up to the maturity date. Annuity payments will begin on the maturity date stated in the Contract unless the Contract has been fully surrendered or the proceeds have been paid to the beneficiary before that date, or unless you elect another date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor. We may require proof that the annuitant is alive before annuity payments are made. Not all options may be available in all states.

You may choose to annuitize at any time after you purchase the contract. Unless you elect otherwise, the maturity date will be the annuitant's 90th birthday or ten years after the effective date of the contract, if later. (For Contracts issued in Florida and New York, the maturity date elected may not be later than the annuitant's 90th birthday.)

At least 30 days before the original maturity date, a contract owner may elect to extend the maturity date to any time prior to the annuitant's 90th birthday or to a later date with the Company's consent. Certain annuity options taken at the maturity date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon the death of the contract owner, or with qualified contracts upon either the later of the contract owner's attainment of age 70 1/2 or year of retirement; or the death of the contract owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

When an annuity option is elected, it may be elected as a variable annuity, a fixed annuity, or a combination of both. If, at the time annuity payments begin, no election has been made to the contrary, the contract value will be applied to provide an annuity funded by the same investment options as you have selected during the accumulation period. At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which annuity payments will be determined. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the variable funding options. The number of annuity units credited to the Contract is determined by dividing the first monthly annuity payment attributable to each funding option by the corresponding accumulation unit value as of 14 days before the date annuity payments begin. An annuity unit is used to measure the dollar value of an annuity payment. The number of annuity units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. The Contract contains tables used to determine the first monthly annuity payment. If a variable annuity is elected, the amount applied to it will be the value of the funding options as of 14 days before the date annuity payments begin less any applicable premium taxes not previously deducted.

The amount of the first monthly payment depends on the annuity option elected and the annuitant's adjusted age. A formula for determining the adjusted age is contained in the Contract. The total first monthly annuity payment is determined by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract value applied to that annuity option and factors in an assumed daily net investment factor. The Assumed Daily Net Investment factor corresponds to an annual interest rate of 3%, used to determine the guaranteed payout risks shown. If investment rates are higher at the time annuitization is selected, payout rates will be higher than those shown. The Company reserves the right to require satisfactory proof of age of any person on whose life annuity payments are based before making the first payment under any of the payment options.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent annuity payments changes from month to month based on the investment experience of the applicable funding options. The total amount of each annuity payment will be equal to the sum of the basic payments in each funding option. The actual amounts of these payments are determined by multiplying the number of annuity units credited to each funding option by the corresponding annuity unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under "Variable Annuity," except that the amount applied to begin the annuity will be the contract value, determined as of the date annuity payments begin. Payout rates will not be lower than those shown in the Contract. If it would produce a larger payment, the first fixed annuity payment will be determined using the Life Annuity Tables in effect on the maturity date.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the annuitant is alive, you can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.

During the annuitant's lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain qualified contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the contract value in a lump-sum.

On the maturity date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may also choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, all or any part of the cash surrender value (less any applicable premium taxes) may be paid under one or more of the following annuity options. Payments under the annuity options may be elected on a monthly, quarterly, semiannual or annual basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make annuity payments during the lifetime of the annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular annuity payments during the lifetime of the annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of the annuitant and a second person. One will be designated the primary payee, the other will be designated the secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period. We will make periodic payments for the period selected.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the contract value (including charges, less any credits applied) within ten days after you receive it (the "right to return period"). You bear the investment risk on the purchase payment during the right to return period; therefore, the contract value returned may be greater or less than your purchase payment.

If the Contract is purchased as an Individual Retirement Annuity, and is returned within the first seven days after delivery, your purchase payment (less any purchase payment credits) will be refunded in full; during the remainder of the right to return period, the contract value (including charges, less any credits applied) will be refunded.

During the right to return period, you receive any gains and we bear any losses attributable to the purchase payment credits. The contract value will be determined following the close of the business day on which we receive the Contract and a written request for a refund. Where state law requires a longer period, or the return of purchase payments or other variations of this provision, the Company will comply. Refer to your Contract for any state-specific information.

TERMINATION

You do not need to make any purchase payments after the first to keep the Contract in effect. However, we reserve the right to terminate the Contract on any business day if the contract value as of that date is less than $2,000 and no purchase payments have been made for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after the Company has mailed notice of termination to the contract owner's last known address and to any assignee of record. If the Contract is terminated, we will pay you the contract surrender value (minus any credits applied within 12 months of termination) less any applicable premium tax, and any applicable administrative charge.

REQUIRED REPORTS

As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the report date for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

TRANSFERS OF CONTRACT VALUES TO OTHER ANNUITIES

Where state law permits, we may allow contract owners to transfer their contract values into other annuities offered by us or our affiliated insurance companies under rules then in effect.

                              THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

The Travelers Fund BD IV For Variable Annuities was established on March 27, 1997 and is registered with the SEC as a unit investment trust (separate account) under the Investment Company Act of 1940, as amended (the "1940 Act"). The Separate Account assets attributable to the Contracts will be invested exclusively in the shares of the variable funding options.

The Separate Account assets are held for the exclusive benefit of the owners of this separate account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business which the Company may conduct. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. All such income and/or distributions are reinvested in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

PERFORMANCE INFORMATION

From time to time, we may advertise several types of historical performance for the Contract's funding options. Once we have a year's worth of performance history, we may advertise the "standardized average annual total returns" of the funding option, calculated in a manner prescribed by the SEC. Beginning immediately, we may advertise the "nonstandardized total return," as described below. Specific examples of the performance information appear in the SAI.

STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual administrative charge is converted to a percentage of assets based on the actual fee collected (or anticipated to be collected, if a new product), divided by the average net assets for Contracts sold (or anticipated to be sold).

NONSTANDARDIZED METHOD. Nonstandardized "total returns" will be calculated in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of the annual contract administrative charge, which, if reflected, would decrease the level of performance shown.

For funding options that were in existence before they became available under the Separate Account, the nonstandardized average annual total return quotations will reflect the investment performance that such funding options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

GENERAL Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the variable funding options.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below.

TYPES OF CONTRACTS: QUALIFIED OR NONQUALIFIED

If you purchase an annuity contract with proceeds of an eligible rollover distribution from any pension plan, specially sponsored program, or individual retirement annuity (IRA) with pre-tax dollars, your contract is referred to as a qualified contract. Some examples of qualified contracts are: IRAs, 403(b) annuities, pension and profit-sharing plans (including 401(k) plans), Keogh Plans, and certain other qualified deferred compensation plans. If you purchase the contract on an individual basis with after-tax dollars and not under one of the programs described above, your contract is referred to as nonqualified.

NONQUALIFIED ANNUITY CONTRACTS

As the owner of a nonqualified annuity, you do not receive any tax benefit (deduction or deferral of income) on purchase payments, but you will not be taxed on increases in the value of your contract until a distribution occurs -- either as a withdrawal (distribution made prior to the maturity date), or as annuity payments. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings. Similarly, when you receive an annuity payment, part of each payment is considered a return of your purchase payments and will not be taxed. The remaining portion of the annuity payment (i.e., any earnings) will be considered ordinary income for tax purposes.

If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the contract attributable to purchase payments made after February 28, 1986 are includible in income annually. Furthermore, for contracts issued after April 22, 1987, if you transfer the contract without adequate consideration all deferred increases in value will be includible in your income at the time of the transfer.

If you make a partial withdrawal, this money will generally be taxed as first coming from earnings, (income in the contract), and then from your purchase payments. These withdrawn earnings are includible in your income. (See "Penalty Tax for Premature Distributions" below.) There is income in the contract to the extent the contract value exceeds your investment in the contract. The investment in the contract equals the total purchase payments you paid less any amount received previously which was excludible from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

Federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. If these requirements are not met, the surviving joint owner, or the beneficiary, will have to pay taxes prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments.

QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the contract have not yet been taxed, the full amount of all distributions, including lump-sum withdrawals and annuity payments, are taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or contract. The Contract is available as a vehicle for IRA rollovers and for other qualified contracts. There are special rules which govern the taxation of qualified contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. We have provided a more complete discussion in the SAI.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the contract owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the contract owner. Other exceptions may be available in certain qualified plans.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any nonqualified variable annuity contracts based on a separate account shall not be treated as an annuity for any period if investments made in the account are not adequately diversified. Final tax regulations define how separate accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the

Contract Owner of tax deferred treatment. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

Assets in the separate accounts, also referred to as segregated asset accounts, must be owned by the Company and not by the Contract Owner for federal income tax purposes. Otherwise, the deferral of taxes is lost and income and gains from the accounts would be includable annually in the Contract Owner's gross income.

The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses an incident of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department announced, in connection with the issuance of temporary regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account." This announcement, dated September 15, 1986, also stated that the guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The Company does not know if such guidance will be issued, or if it is, what standards it may set. Furthermore, the Company does not know if such guidance may be issued with retroactive effect. New regulations are generally issued with a prospective-only effect as to future sales or as to future voluntary transactions in existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent Contract Owners from being considered the owner of the assets of the separate account.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement. Distributions must begin or be continued according to required patterns following the death of the contract owner or annuitant of both qualified and nonqualified annuities.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANY

The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in a majority of the states of the United States, and intends to seek licensure in the remaining states, except New York. The Company is an indirect wholly owned subsidiary of Citigroup Inc. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.

FINANCIAL STATEMENTS

The financial statements for the insurance company are located in the Statement of Additional Information. The financial statements for the separate account will be made available through annual reports to shareholders. These reports are accessible through the SEC's website that appears on the first page of the prospectus.

IMSA

The Company is a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and IMSA membership in its advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving the sale and service of individual life insurance and annuity products.

YEAR 2000 COMPLIANCE

The Company is highly dependent on computer systems and system applications for conducting its ongoing business functions. In 1996, Travelers Insurance Company
(TIC) and its subsidiaries, including the Company, began the process of identifying, assessing and implementing changes to computer programs to address the Year 2000 issue and developed a comprehensive plan that encompasses TIC and its insurance subsidiaries, to address the issue. The issue involves the ability of computer systems that have time sensitive programs to recognize properly the Year 2000. The inability to do so could result in major failures or miscalculations that would disrupt the Company's ability to meet its customer and other obligations on a timely basis.

The Company has achieved compliance with respect to its business critical systems in accordance with its Year 2000 plan and has completed the process of certification to validate compliance. An ongoing recertification process will be put in place for third and fourth quarters 1999 to ensure all business critical systems and products remain compliant.

The total pre-tax cost associated with the required modifications and conversions for TIC and its subsidiaries, including the Company, is expected to be between $25 million and $35 million and is being expensed as incurred in the period 1996 through 1999. TIC and its subsidiaries, including the Company, has incurred approximately $28 million to date on these efforts. The Company also has third party customers, financial institutions, vendors and others with which it conducts business and has confirmed their plans to address and resolve Year 2000 issues on a timely basis. While it is likely that these efforts by third party vendors and customers will be successful, it is possible that a series of failures by third parties could have a material adverse effect on the Company's results of operations in future periods.

In addition, the Company has developed business resumption contingency plans to address perceived risks associated with the Year 2000 effort. These plans address the possibility of internal systems failures and the possibility of failure of systems or processes outside the Company's control. These business resumption contingency plans would enable business critical units to function January 1, 2000 in the event of an unexpected failure. Preparations for the management of the date change will continue through 1999.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

The Company intends to sell the Contracts in all jurisdictions where it is licensed to do business and where the Contract is approved. Any sales representative or employee who sells the Contracts will be qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter and distributor of the Contracts is CFBDS, Inc., 21 Milk St., Boston, MA. CFBDS, Inc. is not affiliated with the Company or the Separate Account.

Up-front compensation paid to sales representatives will not exceed 7% of the purchase payments made under the Contracts. If asset based compensation is paid, it will not exceed 2% of the average account value annually. From time to time, the Company may pay or permit other promotional incentives, in cash, credit or other compensation.

CONFORMITY WITH STATE AND FEDERAL LAWS

The Contract is governed by the laws of the state in which it is delivered. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, contract value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which the Contract is delivered. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the contract owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the funding options. However, we believe that when a funding option solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right.

LEGAL PROCEEDINGS AND OPINIONS

There are no pending material legal proceedings affecting the Separate Account or the Company. Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well as the organization of the Company, its authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been passed on by the General Counsel of the Company.

                                   APPENDIX A
--------------------------------------------------------------------------------

                               THE FIXED ACCOUNT

The Fixed Account is secured by part of the general assets of the Company. The general assets of the Company include all assets of the Company other than those held in the separate accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic annuity payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account portion of the contract owner's contract value, or the dollar amount of fixed annuity payments made under any payout option.

We guarantee that, at any time, the Fixed Account contract value will not be less than the amount of the purchase payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior surrenders.

Purchase payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account which supports insurance and annuity obligations. Neither the general account nor any interest therein is registered under, nor subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

The initial rate for any allocations into the Fixed Account is guaranteed for one year from the date of such allocation. Subsequent renewal rates will be guaranteed for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at not less than 3% per year. Any interest credited to amounts allocated to the Fixed Account in excess of 3% per year will be determined in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guarantee of 3% for any given year.

TRANSFERS

You may make transfers from the Fixed Account to any other available funding option(s) twice a year during the 30 days following the semiannual anniversary of the contract effective date. The transfers are limited to an amount of up to 15% of the Fixed Account Value on the semiannual contract effective date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to other funding options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions.

Automated transfers from the Fixed Account to any of the funding options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                                   APPENDIX B
--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT
             (AVAILABLE ONLY IF ENHANCED DEATH BENEFIT IS ELECTED.)

            (This waiver is not available if the Annuitant is age 71
                 or older on the date the Contract is issued.)

If, after the first contract year and before the maturity date, the annuitant begins confinement in an Eligible Nursing Home, you may make a total or partial withdrawal, subject to the maximum withdrawal amount described below, without incurring a Withdrawal Charge. In order for the Withdrawal Charge to be waived, the withdrawal must be made during continued confinement in an Eligible Nursing Home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an Eligible Nursing Home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An Eligible Nursing Home is defined as an institution or special nursing unit of a hospital which:

(a) is Medicare approved as a provider of skilled nursing care services; and

(b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism, mental illness or drug abuse.

                                       OR

Meets all of the following standards:

(a) is licensed as a nursing care facility by the state in which it is licensed;

(b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

(c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

(d) provides, as a primary function, nursing care and room and board; and charges for these services;

(e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

(f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

(g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism, mental illness or drug abuse.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the Withdrawal Charge is the contract value on the next valuation date following written proof of claim, less any purchase payments made within a one-year period before confinement in an Eligible Nursing Home begins, less any purchase payments made on or after the Annuitant's 71st birthday.

Any withdrawal requested which falls under the scope of this waiver will be paid as soon as we receive proper written proof of your claim, and will be paid in a lump sum. You should consult with your personal tax adviser regarding the tax impact of any withdrawals taken from your contract.

                                   APPENDIX C
--------------------------------------------------------------------------------

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Life and Annuity Company. A list of the contents of the Statement of Additional Information is set forth below:

     The Insurance Company
     Principal Underwriter
     Distribution and Management Agreement
     Valuation of Assets
     Performance Information
     Mixed and Shared Funding
     Federal Tax Considerations
     Independent Accountants
     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated ________ , 1999 (Form No. L-21262S) are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Life and Annuity Company, Annuity Investor Services, One Tower Square, Hartford, Connecticut 06183.

Name:
----------------------------------------

Address:
----------------------------------------

----------------------------------------

                      THIS PAGE INTENTIONALLY LEFT BLANK.

L-21262                                                                   , 1999

                                     PART B

          Information Required in a Statement of Additional Information

                             TRAVELERS VINTAGE XTRA

                       STATEMENT OF ADDITIONAL INFORMATION

                                      dated

                                   _____, 1999

                                       for

                THE TRAVELERS FUND BD IV FOR VARIABLE ANNUITIES

                                    ISSUED BY

                         THE TRAVELERS LIFE AND ANNUITY COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Variable Annuity Contract Prospectus dated _______, 1999. A copy of the Prospectus may be obtained by writing to The Travelers Life and Annuity Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-8036, or by calling (800) 842-8573.

                                                    TABLE OF CONTENTS

THE INSURANCE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1

PRINCIPAL UNDERWRITER  . . . .  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1

DISTRIBUTION AND MANAGEMENT AGREEMENT . . . . . . . . . . . . . . . . . . . . . .                             1

VALUATION OF ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . .      2

MIXED AND SHARED FUNDING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         3

PERFORMANCE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        3

FEDERAL TAX CONSIDERATIONS . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . .           7

INDEPENDENT ACCOUNTANTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            10

FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    F-1

                              THE INSURANCE COMPANY

         The Travelers Life and Annuity Company (the "Company") is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states (except New Hampshire and New York), and the District of Columbia and Puerto Rico. The Company's Home Office is located at One Tower Square Hartford, Connecticut 06183 and its telephone number is
(860) 277-0111.

         The Company is a wholly owned subsidiary of The Travelers Insurance Company, which is indirectly owned, through a wholly owned subsidiary, by Citigroup Inc. Citigroup Inc. consists of businesses that produce a broad range of financial services, including asset management, banking and consumer finance, credit and charge cards, insurance, investments, investment banking and trading. Among its businesses are Citibank, Commercial Credit, Primerica Financial Services, Salomon Smith Barney, Salomon Smith Barney Asset Management, and Travelers Property Casualty.


STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut. An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

         The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. The Separate Account meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

                              PRINCIPAL UNDERWRITER

         CFBDS, Inc. serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. CFBDS's principal executive offices are located at 21 Milk St., Boston, MA 02109.

                      DISTRIBUTION AND MANAGEMENT AGREEMENT

         Under the terms of the Distribution and Management Agreement among the Separate Account, the Company and the Principal Underwriter, the Company provides all administrative services and mortality and expense risk guarantees related to variable annuity contracts sold by the Company in connection with the Separate Account. The Principal Underwriter performs the sales functions related to the Contracts. The Company reimburses CFBDS for commissions paid, other sales expenses and certain overhead expenses connected with sales functions. The Company also pays all costs (including costs associated with the preparation of sales literature); all costs of qualifying the Separate Account and the variable annuity contract with regulatory authorities; the costs of proxy solicitation; and all custodian, accountant's and legal fees. The Company also provides without cost to the Separate Account all necessary office space, facilities, and personnel to manage its affairs.

                               VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each funding option is determined on each business day as of the close of the New York Stock Exchange. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

         Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CONTRACT VALUE: The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a funding option from one valuation period to the next. The net investment factor for a funding option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable funding option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a funding option is equal to (a) minus (b), divided by (c) where:

     (a) = investment income plus capital gains and losses (whether realized or unrealized);
     (b) = any deduction for applicable taxes (presently zero); and
     (c) = the value of the assets of the funding option at the beginning of the valuation period.

         The gross investment rate may be either positive or negative. A funding option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the accumulation unit for each funding option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each funding option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit Value applicable to each funding option was established at $1.00. An annuity unit value as of any business day is equal to (a) the value of the annuity unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the valuation period just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a Valuation Period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.) After the maturity date, withdrawals from the annuity will be permitted only if you have elected a variable payout option for a fixed period which is not based on any lifetime. The maximum withdrawal amount will be calculated by computing the payments at 7% annual interest rate.

                            MIXED AND SHARED FUNDING

         Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the funding options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each funding option's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

                             PERFORMANCE INFORMATION

         From time to time, the Company may advertise several types of historical performance for the Funding Options of the Separate Account. Once we have a year's worth of performance history, we may advertise the "standardized average annual total returns" of the Funding Option, calculated in a manner prescribed by the Securities and Exchange Commission. Beginning immediately, we may advertise the "nonstandardized total return," as described below.

         STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the Funding Option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the Funding Option has been in existence, if less. If a Funding Option has been in existence for less than one year, the "since inception" total return performance quotations are year-to-date and are not average annual total returns. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). The deduction for the annual contract administrative charge is converted to a percentage of assets based on the actual fee collected (or anticipated to be collected, if a new product), divided by the average net assets for contracts sold (or anticipated to be sold) under the Prospectus to which this Statement of Additional Information relates. Each quotation assumes a total redemption at the end of each period.

         NONSTANDARDIZED METHOD. Nonstandardized "total returns" will be calculated in a similar manner based on the performance of the Funding Options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect annual contract administrative charge, which, if reflected, would decrease the level of performance shown.

         For Funding Options that were in existence before they became available under the Separate Account, the nonstandardized average annual total return quotations may be accompanied by returns showing the investment performance that such Funding Options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

         GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the Funding Options.

         Average annual total returns for each of the Funding Options (excluding Money Market Portfolio) computed according to nonstandardized method for the period ending December 31, 1998 are set forth in the following table. ACTUAL RETURNS FOR THE FUNDING OPTIONS OFFERED THROUGH THE SEPARATE ACCOUNT ARE NOT AVAILABLE, SINCE THE PRODUCT IS NEW AND THEREFORE HAS NO INVESTMENT HISTORY. However, average annual total returns have been calculated using each funding option's investment performance since inception.

Nonstandardized Performance as of 12/31/98

-------------------------------------------------------------------------------------------------------------------------------
             STANDARD DEATH BENEFIT                YTD      1 YR       3YR       5YR      10YR        3YR       5YR      10YR
-------------------------------------------------------------------------------------------------------------------------------
STOCK ACCOUNTS:
-------------------------------------------------------------------------------------------------------------------------------
Alliance Growth Portfolio                         27.26%   27.26%    106.57%      -        -        27.36%       -        -
-------------------------------------------------------------------------------------------------------------------------------
Alliance Premier Growth Portfolio Class B         45.92%   45.92%    133.04%   218.63%     -        32.58%    26.08%      -
-------------------------------------------------------------------------------------------------------------------------------
American Funds Global Growth Fund                 26.99%   26.99%       -         -        -           -         -        -
-------------------------------------------------------------------------------------------------------------------------------
American Funds Growth Fund                        33.39%   33.39%    90.42%    146.73%  388.87%     23.95%    19.80%    17.20%
-------------------------------------------------------------------------------------------------------------------------------
American Funds Growth-Income Fund                 16.46%   16.46%    68.41%    121.14%  273.34%     18.97%    17.20%    14.08%
-------------------------------------------------------------------------------------------------------------------------------
Equity Income Portfolio (Fidelity)                10.85%   10.85%       -         -        -           -         -        -
-------------------------------------------------------------------------------------------------------------------------------
Equity Index Portfolio Class II                   26.81%   26.81%    103.22%   178.86%     -        26.66%    22.77%      -
-------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund (R) Portfolio -        28.16%   28.16%    87.51%       -        -        23.31%       -        -
Service Class
-------------------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Investments Fund Class II        -         -         -         -        -           -         -        -
-------------------------------------------------------------------------------------------------------------------------------
Large Cap Portfolio (Fidelity)                    33.69%   33.69%       -         -        -           -         -        -
-------------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Portfolio                     32.44%   32.44%       -         -        -           -         -        -
-------------------------------------------------------------------------------------------------------------------------------
MFS Research Portfolio                              -         -         -         -        -           -         -        -
-------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers Capital Fund                       -         -         -         -        -           -         -        -
-------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers Investors Fund                     -         -         -         -        -           -         -        -
-------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers Small Cap Growth Fund              -         -         -         -        -           -         -        -
-------------------------------------------------------------------------------------------------------------------------------
Smith Barney Aggressive Growth Portfolio            -         -         -         -        -           -         -        -
-------------------------------------------------------------------------------------------------------------------------------
Smith Barney Appreciation Portfolio               17.47%   17.47%    73.15%    114.69%     -        20.08%    16.51%      -
-------------------------------------------------------------------------------------------------------------------------------
Smith Barney Diversified Strategic Income          4.93%     4.93%    22.76%    34.49%      -         7.07%     6.11%      -
Portfolio
-------------------------------------------------------------------------------------------------------------------------------
Smith Barney International Equity Portfolio       5.01%     5.01%    23.44%       -        -         7.27%       -        -
-------------------------------------------------------------------------------------------------------------------------------
Smith Barney Large Cap Growth Portfolio             -         -         -         -        -           -         -        -
-------------------------------------------------------------------------------------------------------------------------------
Smith Barney Large Cap Value Portfolio            8.30%     8.30%    59.71%       -        -        16.89%       -        -
-------------------------------------------------------------------------------------------------------------------------------
Smith Barney Mid Cap Portfolio                      -         -         -         -        -           -         -        -
-------------------------------------------------------------------------------------------------------------------------------
Smith Barney Total Return Portfolio               3.50%     3.50%    47.48%    93.28%      -        13.83%    14.09%      -
-------------------------------------------------------------------------------------------------------------------------------
Strategic Stock Portfolio                           -         -         -         -        -           -         -        -
-------------------------------------------------------------------------------------------------------------------------------
Templeton International Fund Class II             7.48%     7.48%    47.51%    62.41%      -        13.84%    10.19%      -
-------------------------------------------------------------------------------------------------------------------------------
Travelers Disciplined Small Cap Stock Portfolio     -         -         -         -        -           -         -        -
-------------------------------------------------------------------------------------------------------------------------------
Van Kampen Emerging Growth Portfolio              35.64%   35.64%    85.32%       -        -        22.83%       -        -
-------------------------------------------------------------------------------------------------------------------------------
Van Kampen Enterprise Portfolio                   23.38%   23.38%    89.66%       -        -        23.78%       -        -
-------------------------------------------------------------------------------------------------------------------------------
BOND ACCOUNTS:
-------------------------------------------------------------------------------------------------------------------------------
Smith Barney High Income Portfolio                -0.95%   -0.95%    24.06%       -        -         7.45%       -        -
-------------------------------------------------------------------------------------------------------------------------------
Travelers Managed Income Portfolio                3.61%     3.61%    13.88%       -        -         4.43%       -        -
-------------------------------------------------------------------------------------------------------------------------------
BALANCED ACCOUNTS:
-------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers Total Return Fund                  -         -         -         -        -           -         -        -
-------------------------------------------------------------------------------------------------------------------------------
MFS Total Return Portfolio                        10.11%   10.11%    48.57%       -        -        14.11%       -        -
-------------------------------------------------------------------------------------------------------------------------------
MONEY MARKET ACCOUNTS:
-------------------------------------------------------------------------------------------------------------------------------
Smith Barney Money Market Portfolio               3.59%     3.59%    11.10%       -        -         3.57%       -        -
-------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
             STANDARD DEATH BENEFIT                  Inception          1997      1996     1995
---------------------------------------------------------------------------------------------------
STOCK ACCOUNTS:
---------------------------------------------------------------------------------------------------
Alliance Growth Portfolio                        26.21%    6/20/94     27.23%    27.58%      -
---------------------------------------------------------------------------------------------------
Alliance Premier Growth Portfolio Class B        23.70%    6/26/92        -        -         -
---------------------------------------------------------------------------------------------------
American Funds Global Growth Fund                20.36%    4/30/97        -        -         -
---------------------------------------------------------------------------------------------------
American Funds Growth Fund                       15.82%    2/8/84      28.02%    11.51%   31.09%
---------------------------------------------------------------------------------------------------
American Funds Growth-Income Fund                14.17%    2/28/85     23.82%    16.78%   30.83%
---------------------------------------------------------------------------------------------------
Equity Income Portfolio (Fidelity)               22.53%    8/30/96     30.48%      -         -
---------------------------------------------------------------------------------------------------
Equity Index Portfolio Class II                  19.63%   11/30/91     31.59%    21.78%   35.93%
---------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund (R) Portfolio -       27.89%    1/31/95     22.39%    19.55%      -
Service Class
---------------------------------------------------------------------------------------------------
Franklin Small Cap Investments Fund Class II     -8.59%    5/1/98         -        -         -
---------------------------------------------------------------------------------------------------
Large Cap Portfolio (Fidelity)                   29.67%    8/30/96     21.74%      -         -
---------------------------------------------------------------------------------------------------
MFS Emerging Growth Portfolio                    24.52%    8/30/96     19.45%      -         -
---------------------------------------------------------------------------------------------------
MFS Research Portfolio                            4.78%    3/23/98        -        -         -
---------------------------------------------------------------------------------------------------
Salomon Brothers Capital Fund                    16.54%    2/17/98        -        -         -
---------------------------------------------------------------------------------------------------
Salomon Brothers Investors Fund                   9.24%    2/17/98        -        -         -
---------------------------------------------------------------------------------------------------
Salomon Brothers Small Cap Growth Fund              -      9/1/99         -        -         -
---------------------------------------------------------------------------------------------------
Smith Barney Aggressive Growth Portfolio            -      9/3/99         -        -         -
---------------------------------------------------------------------------------------------------
Smith Barney Appreciation Portfolio              13.42%   10/16/91     24.66%    18.24%   27.05%
---------------------------------------------------------------------------------------------------
Smith Barney Diversified Strategic Income         5.89%   10/16/91      6.63%    9.72%    14.45%
Portfolio
---------------------------------------------------------------------------------------------------
Smith Barney International Equity Portfolio       5.81%    6/20/94      1.27%    16.07%      -
---------------------------------------------------------------------------------------------------
Smith Barney Large Cap Growth Portfolio          23.48%    5/1/98         -        -         -
---------------------------------------------------------------------------------------------------
Smith Barney Large Cap Value Portfolio           17.21%    6/20/94     24.87%    18.11%      -
---------------------------------------------------------------------------------------------------
Smith Barney Mid Cap Portfolio                      -      9/2/99         -        -         -
---------------------------------------------------------------------------------------------------
Smith Barney Total Return Portfolio              14.43%    12/3/93     15.22%    23.67%      -
---------------------------------------------------------------------------------------------------
Strategic Stock Portfolio                        -6.58%    5/1/98         -        -         -
---------------------------------------------------------------------------------------------------
Templeton International Fund Class II            12.51%    5/1/92      12.16%    22.37%      -
---------------------------------------------------------------------------------------------------
Travelers Disciplined Small Cap Stock Portfolio  -11.91%   5/1/98         -        -         -
---------------------------------------------------------------------------------------------------
Van Kampen Emerging Growth Portfolio             24.55%    7/3/95      18.77%    15.03%      -
---------------------------------------------------------------------------------------------------
Van Kampen Enterprise Portfolio                  23.20%    6/21/94     26.82%    21.21%      -
---------------------------------------------------------------------------------------------------
BOND ACCOUNTS:                                                            -        -         -
---------------------------------------------------------------------------------------------------
Smith Barney High Income Portfolio                8.33%    6/22/94     12.27%    11.56%      -
---------------------------------------------------------------------------------------------------
Travelers Managed Income Portfolio                5.91%    6/28/94      8.20%    1.58%       -
---------------------------------------------------------------------------------------------------
BALANCED ACCOUNTS:                                                        -        -         -
---------------------------------------------------------------------------------------------------
Salomon Brothers Total Return Fund                4.37%    2/17/98        -        -         -
---------------------------------------------------------------------------------------------------
MFS Total Return Portfolio                       13.84%    6/20/94     19.51%    12.90%      -
---------------------------------------------------------------------------------------------------
MONEY MARKET ACCOUNTS:                                                    -        -         -
---------------------------------------------------------------------------------------------------
Smith Barney Money Market Portfolio               3.55%    6/20/94      3.63%    3.49%       -
---------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------

Nonstandardized Performance as of 12/31/98

------------------------------------------------------------------------------------------------------
                                                      CUMULATIVE RETURNS
------------------------------------------------------------------------------------------------------
             ENHANCED DEATH BENEFIT                YTD      1 YR       3YR       5YR      10YR
------------------------------------------------------------------------------------------------------
STOCK ACCOUNTS:
------------------------------------------------------------------------------------------------------
Alliance Growth Portfolio                         27.00%   27.00%    105.33%      -        -
------------------------------------------------------------------------------------------------------
Alliance Premier Growth Portfolio Class B         45.62%   45.62%    131.64%   215.47%     -
------------------------------------------------------------------------------------------------------
American Funds Global Growth Fund                 26.74%   26.74%       -         -        -
------------------------------------------------------------------------------------------------------
American Funds Growth Fund                        33.13%   33.13%    89.30%    144.30%  379.29%
------------------------------------------------------------------------------------------------------
American Funds Growth-Income Fund                 16.23%   16.23%    67.41%    118.97%  266.02%
------------------------------------------------------------------------------------------------------
Equity Income Portfolio (Fidelity)                10.62%   10.62%       -         -        -
------------------------------------------------------------------------------------------------------
Equity Index Portfolio Class II                   26.56%   26.56%    102.02%   176.11%     -
------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund (R) Portfolio -        27.91%   27.91%    86.40%       -        -
Service Class
------------------------------------------------------------------------------------------------------
Franklin Small Cap Investments Fund Class II        -         -         -         -        -
------------------------------------------------------------------------------------------------------
Large Cap Portfolio (Fidelity)                    33.42%   33.42%       -         -        -
------------------------------------------------------------------------------------------------------
MFS Emerging Growth Portfolio                     32.18%   32.18%       -         -        -
------------------------------------------------------------------------------------------------------
MFS Research Portfolio                              -         -         -         -        -
------------------------------------------------------------------------------------------------------
Salomon Brothers Capital Fund                       -         -         -         -        -
------------------------------------------------------------------------------------------------------
Salomon Brothers Investors Fund                     -         -         -         -        -
------------------------------------------------------------------------------------------------------
Salomon Brothers Small Cap Growth Fund              -         -         -         -        -
------------------------------------------------------------------------------------------------------
Smith Barney Aggressive Growth Portfolio            -         -         -         -        -
------------------------------------------------------------------------------------------------------
Smith Barney Appreciation Portfolio               17.24%   17.24%    72.13%    112.57%     -
------------------------------------------------------------------------------------------------------
Smith Barney Diversified Strategic Income          4.72%     4.72%    22.02%    33.15%     -
Portfolio
------------------------------------------------------------------------------------------------------
Smith Barney International Equity Portfolio       4.80%     4.80%    22.70%       -        -
------------------------------------------------------------------------------------------------------
Smith Barney Large Cap Growth Portfolio             -         -         -         -        -
------------------------------------------------------------------------------------------------------
Smith Barney Large Cap Value Portfolio            8.08%     8.08%    58.76%       -        -
------------------------------------------------------------------------------------------------------
Smith Barney Mid Cap Portfolio                      -         -         -         -        -
------------------------------------------------------------------------------------------------------
Smith Barney Total Return Portfolio               3.30%     3.30%    46.60%    91.36%      -
------------------------------------------------------------------------------------------------------
Strategic Stock Portfolio                           -         -         -         -        -
------------------------------------------------------------------------------------------------------
Templeton International Fund Class II             7.27%     7.27%    46.64%    60.81%      -
------------------------------------------------------------------------------------------------------
Travelers Disciplined Small Cap Stock Portfolio     -         -         -         -        -
------------------------------------------------------------------------------------------------------
Van Kampen Emerging Growth Portfolio              35.37%   35.37%    84.22%       -        -
------------------------------------------------------------------------------------------------------
Van Kampen Enterprise Portfolio                   23.14%   23.14%    88.53%       -        -
------------------------------------------------------------------------------------------------------
BOND ACCOUNTS:
------------------------------------------------------------------------------------------------------
Smith Barney High Income Portfolio                -1.15%   -1.15%    23.31%       -        -
------------------------------------------------------------------------------------------------------
Travelers Managed Income Portfolio                3.40%     3.40%    13.20%       -        -
------------------------------------------------------------------------------------------------------
BALANCED ACCOUNTS:
------------------------------------------------------------------------------------------------------
Salomon Brothers Total Return Fund                  -         -         -         -        -
------------------------------------------------------------------------------------------------------
MFS Total Return Portfolio                        9.89%     9.89%    47.68%       -        -
------------------------------------------------------------------------------------------------------
MONEY MARKET ACCOUNTS:
------------------------------------------------------------------------------------------------------
Smith Barney Money Market Portfolio               3.38%     3.38%    10.43%       -        -
------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------
                                                           AVERAGE ANNUAL RETURNS                         CALENDAR YEAR RETURNS
------------------------------------------------------------------------------------------------------------------------------------
             ENHANCED DEATH BENEFIT                   3YR       5YR      10YR   Inception                1998      1997     1996
------------------------------------------------------------------------------------------------------------------------------------
STOCK ACCOUNTS:
------------------------------------------------------------------------------------------------------------------------------------
Alliance Growth Portfolio                           27.10%       -        -      25.96%    6/20/94      26.98%    27.32%      -
------------------------------------------------------------------------------------------------------------------------------------
Alliance Premier Growth Portfolio Class B           32.31%    25.83%      -      23.45%    6/26/92         -        -         -
------------------------------------------------------------------------------------------------------------------------------------
American Funds Global Growth Fund                      -         -        -      20.12%    4/30/97         -        -         -
------------------------------------------------------------------------------------------------------------------------------------
American Funds Growth Fund                          23.70%    19.56%    16.97%   15.59%     2/8/84      27.77%    11.28%   30.84%
------------------------------------------------------------------------------------------------------------------------------------
American Funds Growth-Income Fund                   18.74%    16.97%    13.85%   13.94%    2/28/85      23.58%    16.55%   30.57%
------------------------------------------------------------------------------------------------------------------------------------
Equity Income Portfolio (Fidelity)                     -         -        -      22.29%    8/30/96      30.22%      -         -
------------------------------------------------------------------------------------------------------------------------------------
Equity Index Portfolio Class II                     26.41%    22.52%      -      19.39%    11/30/91     31.33%    21.54%   35.66%
------------------------------------------------------------------------------------------------------------------------------------
Fidelity VIP II Contrafund (R) Portfolio -          23.07%       -        -      27.64%    1/31/95      22.15%    19.31%      -
Service Class
------------------------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Investments Fund Class II           -         -        -      -8.71%     5/1/98         -        -         -
------------------------------------------------------------------------------------------------------------------------------------
Large Cap Portfolio (Fidelity)                         -         -        -      29.41%    8/30/96      21.49%      -         -
------------------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Portfolio                          -         -        -      24.27%    8/30/96      19.21%      -         -
------------------------------------------------------------------------------------------------------------------------------------
MFS Research Portfolio                                 -         -        -       4.62%    3/23/98         -        -         -
------------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers Capital Fund                          -         -        -      16.34%    2/17/98         -        -         -
------------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers Investors Fund                        -         -        -       9.05%    2/17/98         -        -         -
------------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers Small Cap Growth Fund                 -         -        -         -       9/1/99         -        -         -
------------------------------------------------------------------------------------------------------------------------------------
Smith Barney Aggressive Growth Portfolio               -         -        -         -       9/3/99         -        -         -
------------------------------------------------------------------------------------------------------------------------------------
Smith Barney Appreciation Portfolio                 19.84%    16.28%      -      13.19%    10/16/91     24.41%    18.01%   26.80%
------------------------------------------------------------------------------------------------------------------------------------
Smith Barney Diversified Strategic Income            6.86%     5.89%      -       5.68%    10/16/91      6.42%    9.50%    14.22%
Portfolio
------------------------------------------------------------------------------------------------------------------------------------
Smith Barney International Equity Portfolio          7.06%       -        -       5.60%    6/20/94       1.07%    15.84%      -
------------------------------------------------------------------------------------------------------------------------------------
Smith Barney Large Cap Growth Portfolio                -         -        -      23.31%     5/1/98         -        -         -
------------------------------------------------------------------------------------------------------------------------------------
Smith Barney Large Cap Value Portfolio              16.66%       -        -      16.98%    6/20/94      24.62%    17.87%      -
------------------------------------------------------------------------------------------------------------------------------------
Smith Barney Mid Cap Portfolio                         -         -        -         -       9/2/99         -        -         -
------------------------------------------------------------------------------------------------------------------------------------
Smith Barney Total Return Portfolio                 13.60%    13.86%      -      14.20%    12/3/93      14.99%    23.42%      -
------------------------------------------------------------------------------------------------------------------------------------
Strategic Stock Portfolio                              -         -        -      -6.71%     5/1/98         -        -         -
------------------------------------------------------------------------------------------------------------------------------------
Templeton International Fund Class II               13.61%     9.97%      -      12.29%     5/1/92      11.94%    22.12%      -
------------------------------------------------------------------------------------------------------------------------------------
Travelers Disciplined Small Cap Stock Portfolio        -         -        -      -12.03%    5/1/98         -        -         -
------------------------------------------------------------------------------------------------------------------------------------
Van Kampen Emerging Growth Portfolio                22.59%       -        -      24.30%     7/3/95      18.54%    14.80%      -
------------------------------------------------------------------------------------------------------------------------------------
Van Kampen Enterprise Portfolio                     23.54%       -        -      22.96%    6/21/94      26.56%    20.97%      -
------------------------------------------------------------------------------------------------------------------------------------
BOND ACCOUNTS:
------------------------------------------------------------------------------------------------------------------------------------
Smith Barney High Income Portfolio                   7.23%       -        -       8.12%    6/22/94      12.05%    11.34%      -
------------------------------------------------------------------------------------------------------------------------------------
Travelers Managed Income Portfolio                   4.22%       -        -       5.70%    6/28/94       7.98%    1.38%       -
------------------------------------------------------------------------------------------------------------------------------------
BALANCED ACCOUNTS:
------------------------------------------------------------------------------------------------------------------------------------
Salomon Brothers Total Return Fund                     -         -        -       4.19%    2/17/98         -        -         -
------------------------------------------------------------------------------------------------------------------------------------
MFS Total Return Portfolio                          13.88%       -        -      13.62%    6/20/94      19.27%    12.67%      -
------------------------------------------------------------------------------------------------------------------------------------
MONEY MARKET ACCOUNTS:
------------------------------------------------------------------------------------------------------------------------------------
Smith Barney Money Market Portfolio                  3.36%       -        -       3.35%    6/20/94       3.42%    3.28%       -
------------------------------------------------------------------------------------------------------------------------------------

                           FEDERAL TAX CONSIDERATIONS

         The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complex tax laws and the fact that tax results will vary according to each individual's factual status, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

         Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which a participant under a qualified plan, a Section 403(b) annuity, or an IRA attains age 70 1/2. Distributions must also begin or be continued according to required patterns following the death of the contract owner or the annuitant.

NONQUALIFIED ANNUITY CONTRACTS

         Individuals may purchase tax-deferred annuities without tax law funding limits. The purchase payments receive no tax benefit, deduction or deferral, but increases in the value of the contract are generally deferred from tax until distribution. If a nonqualified annuity is owned by other than an individual, however, (e.g., by a corporation), the increases in value attributable to purchase payments made after February 28, 1986 are includable in income annually. Furthermore, for contracts issued after April 22, 1987, all deferred increases in value will be includable in the income of a contract owner when the contract owner transfers the contract without adequate consideration.

         If two or more annuity contracts are purchased from the same insurer within the same calendar year, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

         Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

         The federal tax law requires that nonqualified annuity contracts meet minimum mandatory distribution requirements upon the death of the contract owner, including the first of joint owners. Failure to meet these requirements will cause the surviving joint owner, or the beneficiary, to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends, among other things, upon whether an annuity option is elected or whether the new contract owner is the surviving spouse. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced.

INDIVIDUAL RETIREMENT ANNUITIES

         To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $4,000.

         The Code provides for the purchase of a Simplified Employee Pension
(SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

SIMPLE Plan IRA Form

         Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to $6,000. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution of 100% on the first 3% or 7% contribution for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

         Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations ($2,000 per year for annual contributions), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

         Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

         Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

         Distributions are taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions may be eligible for special forward averaging tax treatment for certain classes of individuals.

FEDERAL INCOME TAX WITHHOLDING

         The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(b) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

      There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

      (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

      (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

      (c) a minimum required distribution as defined under the tax law is take after the attainment of the age of 70 1/2 or as otherwise required by law.

         A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2. OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

         To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE
   YEAR)

     The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1999, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $14,700 or less per year, will generally be exempt from periodic withholding.

         Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

         Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.

                            INDEPENDENT ACCOUNTANTS:

         The financial statements of THE TRAVELERS LIFE AND ANNUITY COMPANY as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, included herein, and the financial statements of FUND BD IV as of December 31, 1998 and for the year ended December 31, 1998, incorporated herein by reference, have been included or incorporated in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein or incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

                       STATEMENT OF ADDITIONAL INFORMATION
                                   FUND BD IV

                             TRAVELERS VINTAGE XTRA

                      Individual Variable Annuity Contract
                                    issued by

                         THE TRAVELERS LIFE AND ANNUITY COMPANY
                                One Tower Square
                           Hartford, Connecticut 06183

L-21261S                                                            ______, 1999

                                     PART C

                                Other Information


Item 24.  Financial Statements and Exhibits

(a) The financial statements of the Registrant will not be provided since the Registrant will have no assets as of the effective date of the Registration Statement.

        The financial statements of The Travelers Life and Annuity Company and the report of Independent Accountants, are contained in the Statement of Additional Information. The financial statements of The Travelers Life and Annuity Company include:

          Statements of Income for the years ended December 31, 1998, 1997 and
             1996
          Balance Sheets as of December 31, 1998 and 1997
          Statements of Changes in Retained Earnings and Accumulated Other
             Changes in Equity from Non-Owner Sources for the years ended December 31, 1998, 1997 and 1996
          Statements of Cash Flows for the years ended December 31, 1998,
             1997 and 1996
          Notes to Financial Statements


(b)     EXHIBITS

1. Resolution of The Travelers Life and Annuity Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to the Registration Statement on Form N-4, filed May 23, 1997.)

2.      Not Applicable.

3(a). Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Life and Annuity Company and CFBDS, Inc. (Incorporated herein by reference to Exhibit 3(a) to the Registration Statement on Form N-4, File No. 333-60215 filed November 9, 1998.)

3(b). Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4, File No. 333-60215, filed November 9, 1998.)

4. Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to the Registration Statement on Form N-4, File No. 333-70659, filed January 15, 1999.)

5.      Application.

6(a). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to Registration Statement on Form N-4, File No. 333-40191, filed November 13, 1998.)

6(b). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 333-40191, filed November 13, 1998.)

9. Opinion of Counsel as to the legality of securities being registered. (Incorporated herein by reference to Exhibit 9 to the Registration Statement on Form N-4, File No. 333-70659, filed January 15, 1999.)

10.     Consent of KPMG LLP, Independent Certified Public Accountants.

13.     Computation of Total Return Calculations - Standardized and
        Non-Standardized.

15(a). Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Michael A. Carpenter, Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M. Sullivan and Marc P. Weill. (Incorporated herein by reference to Exhibit 15(a) to the Registration Statement on Form N-4, filed May 23, 1997.)

15(b). Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for J. Eric Daniels and Jay S. Benet. (Incorporated herein by reference to Exhibit 15(b) to the Registration Statement on Form N-4, File No. 333-70659, filed January 15, 1999.)


Item 25.  Directors and Officers of the Depositor

Name and Principal                            Positions and Offices
Business Address                              with Insurance Company
----------------                              ----------------------
Michael A. Carpenter*                         Director, Chairman of the Board
J. Eric Daniels**                             Director, President and Chief Executive Officer
Jay S. Benet**                                Director and Senior Vice President
                                              Chief Financial Officer, Chief Accounting Officer
                                                  and Controller
George C. Kokulis**                           Director and Executive Vice President
Robert I. Lipp**                              Director
Katherine M. Sullivan**                       Director and Senior Vice President
Marc P. Weill*                                Director and Senior Vice President
Stuart Baritz***                              Senior Vice President
Elizabeth C. Georgakopoulos**                 Senior Vice President
Barry Jacobson**                              Senior Vice President
Russell H. Johnson**                          Senior Vice President
Marla Berman Lewitus**                        Senior Vice President and General Counsel
Warren H. May**                               Senior Vice President
Christine M. Modie**                          Senior Vice President
Kathleen Preston**                            Senior Vice President
Mary Jean Thornton**                          Senior Vice President
David A. Tyson**                              Senior Vice President
F. Denney Voss*                               Senior Vice President
Virginia M. Meany**                           Vice President
Ernest J. Wright**                            Vice President and Secretary
Kathleen A. McGah**                           Assistant Secretary and Deputy General Counsel
Donald R. Munson, Jr.**                       Second Vice President
Anthony Cocolla**                             Second Vice President
Scott R. Hansen**                             Second Vice President


     Principal Business Address:
*    Citigroup Inc.                             **    The Travelers Life and Annuity Company
     388 Greenwich Street                             One Tower Square
     New York, NY 10013                               Hartford, CT  06183

***  Travelers Portfolio Group
     1345 Avenue of the Americas
       New York, NY 10105

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

        Incorporated herein by reference to Exhibit 16 to Post-Effective Amendment No. 2 to the Registration Statement on Form N-4, File No. 333-27689, filed April 16, 1999.


Item 27.  Number of Contract Owners

          Not Applicable.


Item 28.  Indemnification

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

(a)     CFBDS, Inc.
        21 Milk Street
        Boston, MA 02109

CFBDS, Inc. also serves as principal underwriter for the following :

(a) CFBDS, the Registrant's Distributor, is also the distributor for CitiFundsSM International Growth & Income Portfolio, CitiFundsSM International Growth Portfolio, CitiFundsSM U.S. Treasury Reserves, CitiFundsSM Cash Reserves, CitiFundsSM Premium U.S. Treasury Reserves, CitiFundsSM Premium Liquid Reserves, CitiFundsSM Institutional U.S. Treasury Reserves, CitiFundsSM Institutional Liquid Reserves, CitiFundsSM Institutional Cash Reserves, CitiFundsSM Tax Free Reserves, CitiFundsSM Institutional Tax Free Reserves, CitiFundsSM California Tax Free Reserves, CitiFundsSM Connecticut Tax Free Reserves, CitiFundsSM New York Tax Free Reserves, CitiFundsSM New York Tax Free Income Portfolio, CitiFundsSM National Tax Free Income Portfolio, CitiFundsSM California Tax Free Income Portfolio, CitiFundsSM Intermediate Income Portfolio, CitiFundsSM Balanced Portfolio, CitiFundsSM Small Cap Value Portfolio, CitiFundsSM Growth & Income Portfolio, CitiFundsSM Large Cap Growth Portfolio, CitiFundsSM Small Cap Growth Portfolio, CitiSelect VIP Folio 200, CitiSelect VIP Folio 300, CitiSelect VIP Folio 400, CitiSelect VIP Folio 500, CitiFundsSM Small Cap Growth VIP Portfolio, CitiSelect Folio 200, CitiSelect Folio 300, CitiSelect Folio 400, and CitiSelect Folio 500. CFBDS is also the placement agent for Large Cap Value Portfolio, Small Cap Value Portfolio, International Portfolio, Foreign Bond Portfolio, Intermediate Income Portfolio, Short-Term Portfolio, Growth & Income Portfolio, U.S. Fixed Income Portfolio, Large Cap Growth Portfolio, Small Cap Growth Portfolio, International Equity Portfolio, Balanced Portfolio, Government Income Portfolio, Tax Free Reserves Portfolio, Cash Reserves Portfolio and U.S. Treasury Reserves Portfolio. CFBDS also serves as the distributor for the following funds: The Travelers Fund U for Variable Annuities, The Travelers Fund VA for Variable Annuities, The Travelers Fund BD for Variable Annuities, The Travelers Fund BD II for Variable Annuities, The Travelers Fund BD III for Variable Annuities, The Travelers Fund BD IV for Variable Annuities, The Travelers Fund ABD for Variable Annuities, The Travelers Fund ABD II for Variable Annuities, The Travelers Separate Account PF for Variable Annuities, The Travelers Separate Account PF II for Variable Annuities, The Travelers Separate Account QP for Variable Annuities, The Travelers Separate Account TM for Variable Annuities, The Travelers Separate Account TM II for Variable Annuities, The Travelers Separate Account Five for Variable Annuities, The Travelers Separate Account Six for Variable Annuities, The Travelers Separate Account Seven for Variable Annuities, The Travelers Separate Account Eight for Variable Annuities, The Travelers Fund UL for Variable Life Insurance, The Travelers Fund UL II for Variable Life Insurance, The Travelers Fund UL III for Variable Life Insurance, The Travelers Variable Life Insurance Separate Account One, The Travelers Variable Life Insurance Separate Account Two, The Travelers Variable Life Insurance Separate Account Three, The Travelers Variable Life Insurance Separate Account Four, The Travelers Separate Account MGA, The Travelers Separate Account MGA II, The Travelers Growth and Income Stock Account for Variable Annuities, The Travelers Quality Bond Account for Variable Annuities, The Travelers Money Market Account for Variable Annuities, The Travelers Timed Growth and Income Stock Account for Variable Annuities, The Travelers Timed Short-Term Bond Account for Variable Annuities, The Travelers Timed Aggressive Stock Account for Variable Annuities, The Travelers Timed Bond Account for Variable Annuities, Emerging Growth Fund, Government Fund, Growth and Income Fund, International Equity Fund, Municipal Fund, Balanced Investments, Emerging Markets Equity Investments, Government Money Investments, High Yield Investments, Intermediate Fixed Income Investments, International Equity Investments, International Fixed Income Investments, Large Capitalization Growth Investments, Large Capitalization Value Equity Investments, Long-Term Bond Investments, Mortgage Backed Investments, Municipal Bond Investments, Small Capitalization Growth Investments, Small Capitalization Value Equity Investments, Appreciation Portfolio, Diversified Strategic Income Portfolio, Emerging Growth Portfolio, Equity Income Portfolio, Equity Index Portfolio, Growth & Income Portfolio, Intermediate High Grade Portfolio, International Equity Portfolio, Money Market Portfolio, Total Return Portfolio, Smith Barney Adjustable Rate Government Income Fund, Smith Barney Aggressive Growth Fund Inc., Smith Barney Appreciation Fund, Smith

Barney Arizona Municipals Fund Inc., Smith Barney California Municipals Fund Inc., Balanced Portfolio, Conservative Portfolio, Growth Portfolio, High Growth Portfolio, Income Portfolio, Global Portfolio, Select Balanced Portfolio, Select Conservative Portfolio, Select Growth Portfolio, Select High Growth Portfolio, Select Income Portfolio, Concert Social Awareness Fund, Smith Barney Large Cap Blend Fund, Smith Barney Fundamental Value Fund Inc., Large Cap Value Fund, Short-Term High Grade Bond Fund, U.S. Government Securities Fund, Smith Barney Balanced Fund, Smith Barney Convertible Fund, Smith Barney Diversified Strategic Income Fund, Smith Barney Exchange Reserve Fund, Smith Barney High Income Fund, Smith Barney Municipal High Income Fund, Smith Barney Premium Total Return Fund, Smith Barney Total Return Bond Fund, Cash Portfolio, Government Portfolio, Municipal Portfolio, Concert Peachtree Growth Fund, Smith Barney Contrarian Fund, Smith Barney Government Securities Fund, Smith Barney Hansberger Global Small Cap Value Fund, Smith Barney Hansberger Global Value Fund, Smith Barney Investment Grade Bond Fund, Smith Barney Special Equities Fund, Smith Barney Intermediate Maturity California Municipals Fund, Smith Barney Intermediate Maturity New York Municipals Fund, Smith Barney Large Capitalization Growth Fund, Smith Barney S&P 500 Index Fund, Smith Barney Mid Cap Blend Fund, Smith Barney Managed Governments Fund Inc., Smith Barney Managed Municipals Fund Inc., Smith Barney Massachusetts Municipals Fund, Cash Portfolio, Government Portfolio, Retirement Portfolio, California Money Market Portfolio, Florida Portfolio, Georgia Portfolio, Limited Term Portfolio, New York Money Market Portfolio, New York Portfolio, Pennsylvania Portfolio, Smith Barney Municipal Money Market Fund, Inc., Smith Barney Natural Resources Fund Inc., Smith Barney New Jersey Municipals Fund Inc., Smith Barney Oregon Municipals Fund, Zeros Plus Emerging Growth Series 2000, Smith Barney Security and Growth Fund, Smith Barney Small Cap Blend Fund, Inc., Smith Barney Telecommunications Income Fund, Income and Growth Portfolio, Reserve Account Portfolio, U.S. Government/High Quality Securities Portfolio, Emerging Markets Portfolio, European Portfolio, Global Government Bond Portfolio, International Balanced Portfolio, International Equity Portfolio, Pacific Portfolio, AIM Capital Appreciation Portfolio, Alliance Growth Portfolio, GT Global Strategic Income Portfolio, MFS Total Return Portfolio, Putnam Diversified Income Portfolio, Smith Barney High Income Portfolio, Smith Barney Large Cap Value Portfolio, Smith Barney International Equity Portfolio, Smith Barney Large Capitalization Growth Portfolio, Smith Barney Money Market Portfolio, Smith Barney Pacific Basin Portfolio, TBC Managed Income Portfolio, Van Kampen American Capital Enterprise Portfolio, Centurion Tax-Managed U.S. Equity Fund, Centurion Tax-Managed International Equity Fund, Centurion U.S. Protection Fund, Centurion International Protection Fund, Global High-Yield Bond Fund, International Equity Fund, Emerging Opportunities Fund, Core Equity Fund, Long-Term Bond Fund, Global Dimensions Fund L.P., Citicorp Private Equity L.P., AIM V.I. Capital Appreciation Fund, AIM V.I. Government Series Fund, AIM V.I. Growth Fund, AIM V.I. International Equity Fund, AIM V.I. Value Fund, Fidelity VIP Growth Portfolio, Fidelity VIP High Income Portfolio, Fidelity VIP Equity Income Portfolio, Fidelity VIP Overseas Portfolio, Fidelity VIP II Contrafund Portfolio, Fidelity VIP II Index 500 Portfolio, MFS World Government Series, MFS Money Market Series, MFS Bond Series, MFS Total Return Series, MFS Research Series, MFS Emerging Growth Series, Salomon Brothers Institutional Money Market Fund, Salomon Brothers Cash Management Fund, Salomon Brothers New York Municipal Money Market Fund, Salomon Brothers National Intermediate Municipal Fund, Salomon Brothers U.S. Government Income Fund, Salomon Brothers High Yield Bond Fund, Salomon Brothers Strategic Bond Fund, Salomon Brothers Total Return Fund, Salomon Brothers Asia Growth Fund, Salomon Brothers Capital Fund Inc, Salomon Brothers Investors Fund Inc, Salomon Brothers Opportunity Fund Inc, Salomon Brothers Institutional High Yield Bond Fund, Salomon Brothers Institutional Emerging Markets Debt Fund, Salomon Brothers Variable Investors Fund, Salomon Brothers Variable Capital Fund, Salomon Brothers Variable Total Return Fund, Salomon Brothers Variable High Yield Bond Fund, Salomon Brothers Variable Strategic Bond Fund, Salomon Brothers Variable U.S. Government Income Fund, and Salomon Brothers Variable Asia Growth Fund.

(b) The information required by this Item 29 with respect to each director and officer of CFBDS, Inc. is incorporated by reference to Schedule A of Form BD filed by CFBDS pursuant to the Securities and Exchange Act of 1934 (File No. 8-32417).

(c)  Not Applicable

Item 30.  Location of Accounts and Records

(1)       The Travelers Life and Annuity Company
          One Tower Square
          Hartford, Connecticut  06183

Item 31.  Management Services

Not Applicable.

Item 32.  Undertakings

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents:

(a). That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf in the City of Hartford, State of Connecticut, on September 2nd, 1999.

                     THE TRAVELERS FUND BD IV FOR VARIABLE ANNUITIES
                                       (Registrant)

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                       (Depositor)

                           By: *JAY S. BENET
                               ---------------------------
                                Jay S. Benet
                                Senior Vice President, Chief Financial Officer, Chief Accounting Office and Controller


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on September 2nd, 1999.


*MICHAEL A. CARPENTER           Director, Chairman of the Board
--------------------------
(Michael A. Carpenter)

*J. ERIC DANIELS                Director, President and Chief Executive Officer
--------------------------
(J. Eric Daniels)

*JAY S. BENET                   Director, Senior Vice President, Chief
--------------------------      Financial Officer, Chief Accounting Officer
(Jay S. Benet)                  and Controller


*GEORGE C. KOKULIS              Director
--------------------------
(George C. Kokulis

*ROBERT I. LIPP                 Director
--------------------------
(Robert I. Lipp)

*KATHERINE M. SULLIVAN          Director and Senior Vice President
--------------------------
(Katherine M. Sullivan)

*MARC P. WEILL                  Director
--------------------------
(Marc P. Weill)



*By: /s/Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit
No.           Description                                                   Method of Filing
----------    -----------                                                   ----------------
5             Application.                                                  Electronically

10(a)         Consent of KPMG LLP, Independent Certified                    Electronically
              Public Accountants.

13            Schedule for Computation of Total Return Calculations -       Electronically
              Standardized and Non-Standardized.